Filed Pursuant to General Instruction II.L of Form F10.

File No. 333-228924

New Issue	January 21, 2020

PROSPECTUS SUPPLEMENT

TO THE AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS

DATED DECEMBER 14, 2018

(amending and restating the short form base shelf prospectus dated November 19, 2018)

HEXO CORP.

US$20,000,000

11,976,048 COMMON SHARES

5,988,024 COMMON SHARE PURCHASE WARRANTS

This prospectus supplement (the “Prospectus Supplement”), together with the accompanying amended and restated short form base shelf prospectus dated December 14, 2018 (amending and restating the short form base shelf prospectus dated November 19, 2018) (the “Shelf Prospectus”), as amended or supplemented, qualifies the distribution of 11,976,048 common shares (the “Offered Shares”) of HEXO Corp. (the “Company” or “HEXO”), directly to certain institutional purchasers (the “Purchasers”), at a price of US$1.67 per Offered Share (the “Offering Price”). The Company has also agreed to issue to the Purchasers, for no additional consideration, one-half of one common share purchase warrant (each whole warrant, a “Warrant”) for each Offered Share purchased by the Purchasers, and this Prospectus Supplement also qualifies the distribution of 5,988,024 Warrants to the Purchasers. Each Warrant will entitle the holder to purchase one common share of the Company (a “Warrant Share”) at a price of US$2.45 per Warrant Share at any time following issuance until the date that is five years after the date of issuance. See “Description of the Securities Distributed”. The Offered Shares and the Warrants are collectively referred to in this Prospectus Supplement as the “Offered Securities” and the issuance and sale of the Offered Securities to the Purchasers is referred to in this Prospectus Supplement as the “Offering”.

This Prospectus Supplement also qualifies for distribution in the United States, 5,988,024 Warrant Shares issuable from time to time on exercise of the Warrants issuable under this Prospectus Supplement, and such indeterminate number of additional Warrant Shares that may be issuable by reason of the anti-dilution provisions forming part of the terms and conditions of the Warrants.

The Company has retained A.G.P./Alliance Global Partners (the “Placement Agent”) to act as its exclusive placement agent in the United States for the Offering, and has entered into a placement agent agreement dated January 16, 2020 (the “Agency Agreement”) with the Placement Agent in connection with the Offering. The Placement Agent is not purchasing or selling any of the Offered Securities offered pursuant to this Prospectus Supplement. The Offered Securities will be sold directly to the Purchasers pursuant to a securities purchase agreement dated January 16, 2020 between HEXO and the Purchasers (the “Purchase Agreement”). The Offering Price for the Offered Shares and the issuance, exercise price and other terms of the Warrants were determined by negotiation among the Company, the Placement Agent and the Purchasers with reference to the prevailing market prices of the common shares of the Company (the “Common Shares”). The Company has agreed to pay the Placement Agent the placement agent fee set forth in the table below. It is expected that the closing of the Offering (the “Closing”) will occur on January 22, 2020 or such later date as the Company, the Placement Agent and the Purchasers may agree (the “Closing Date”). See “Plan of Distribution”.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”), under the symbol “HEXO”. The Company has applied to list the Offered Shares and Warrant Shares for trading on the TSX and the NYSE. The listing of the Offered Shares and the Warrant Shares on the TSX and the NYSE will be subject to the Company fulfilling of all of the requirements of the TSX and NYSE, respectively. The Company does not plan on making an application to list the Warrants on the TSX, NYSE, or any other securities exchange or other trading system. On January 20, 2020 and January 17, 2020, the last trading days before the date of this Prospectus Supplement on the TSX and NYSE, respectively, the closing prices of the Common Shares on such exchanges were $2.05 and US$1.62, respectively.

There is no established trading market for the Warrants, and the Company does not expect such a market to develop. In addition, the Company does not plan on making an application to list the Warrants on the TSX, NYSE, or any other securities exchange or other trading system. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation. See “Risk Factors”.

The Offering is being made in the United States only pursuant to the Company’s registration statement on Form F-10 (File No. 333-228924) filed with the United States Securities and Exchange Commission (the “SEC”) on December 20, 2018, of which this Prospectus Supplement forms a part. The Offered Securities offered hereby are not being offered for sale to the public in Canada under this Prospectus Supplement.

Price: US$1.67 per Offered Share

	Price to the Public(1)		Placement Agent’s Fee(2)		Net Proceeds to the Company(3)
Per Offered Share	US$	1.67	US$	0.0835	US$	1.5865
Total Offering(4)	US$	20,000,000.16	US$	1,000,000.01	US$	19,000,000.15

(1)

The Offering Price was determined by agreement between the Company, the Placement Agent and the Purchasers with reference to the prevailing market prices of the Common Shares. The Warrants are being issued for no additional consideration.

(2)	The Company has agreed to pay the Placement Agent a cash fee (the “Placement Agent’s Fee”) equal to 5.0% of the gross proceeds from the Offering.
(3)

After deducting the Underwriters’ Fee, but before deducting the expenses of the Offering (estimated to be approximately US$200,000), which will be paid from the proceeds of the Offering. Net proceeds to the Company exclude any proceeds received from the exercise of Warrants.

The sale of the Offered Shares to the Purchasers will be settled under the book-based system through the facilities of The Depository Trust Company (“DTC”), or by such other means as the Company and the Purchasers may agree. Unless otherwise determined by the Company and the Purchasers, the Purchasers will receive only a customer confirmation from the registered dealer that is a DTC participant through which the Offered Shares are purchased. Definitive certificates representing the Warrants will be available for delivery at Closing.

Investing in the Offered Securities involves certain risks that should be carefully considered. See “Risk Factors” in this Prospectus Supplement, as well as “Risk Factors” in the Shelf Prospectus.

The Company is permitted, under the multi-jurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are incorporated by reference herein, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. The Company’s financial statements may not be comparable to the financial statements of United States issuers.

The acquisition of the securities described herein may subject you to tax consequences in both the United States and Canada. This Prospectus Supplement and the accompanying Shelf Prospectus does not describe these tax consequences fully. See “Certain Canadian and U.S. Federal Income Tax Considerations”.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely because we are incorporated under the laws of the Province of Ontario, Canada, all of our officers and directors and some of the experts named in this Prospectus Supplement and the Shelf Prospectus are non-U.S. residents, and all or a substantial portion of our and their assets are located outside of the United States. See “Enforceability of Civil Liabilities”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, NOR HAS THE SEC PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Company’s principal executive and head office is located at 3000 Solandt Road, Ottawa, Ontario, Canada, K2K 2X2, and the Company’s registered office is located at Suite 6000, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, Canada, M5X 1E2.

Placement Agent

A.G.P.

PROSPECTUS SUPPLEMENT

NOTICE TO READERS

This document consists of two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and adds to and supplements information contained in the Shelf Prospectus and the documents incorporated by reference therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference in the Shelf Prospectus solely for the purpose of the Offering.

You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Shelf Prospectus and on the other information included in the registration statement of which this Prospectus Supplement and the Shelf Prospectus form a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein is accurate only as of the respective dates of those documents, and you should not assume otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this Prospectus Supplement and the Shelf Prospectus and the documents incorporated by reference in this Prospectus Supplement and the Shelf Prospectus were obtained from market research, publicly available information and industry publications. Statements as to the cannabis industry, our market position and our general expectations concerning the cannabis industry are based on market data currently available to us. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, nor have we ascertained the validity or accuracy of the underlying economic assumptions relied upon therein, and we do not make any representation as to the accuracy of such information. While we are not aware of any misstatements regarding the industry data presented herein and in the Shelf Prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors. Similarly, management believes that its internal research is reliable, even though such research has not been verified by any independent sources.

In this Prospectus Supplement and the Shelf Prospectus, and in the documents incorporated by reference herein and therein, unless otherwise indicated, all dollar amounts and references to “$” or “C$” are to the lawful currency of Canada and references to “US$” or “U.S. dollars” are to the lawful currency of the United States. This Prospectus Supplement and the Shelf Prospectus and the documents incorporated by reference herein and therein may contain translations of some Canadian dollar amounts into U.S. dollars solely for your convenience. See “Currency Presentation and Exchange Rate Information”.

Unless otherwise noted or the context indicates otherwise, in this Prospectus Supplement and the Shelf Prospectus, the “Company”, “HEXO”, “we”, “us” and “our” refer to HEXO Corp. and its wholly-owned subsidiaries, and the terms “cannabis”, “CBD”, “client”, “licence” and “THC” have the meanings given to such terms in the Cannabis Act (Canada) (the “Cannabis Act”) and the Cannabis Regulations made under the Cannabis Act.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. The Company does not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the Company’s website shall not be deemed to be a part of this Prospectus Supplement or the Shelf Prospectus and such information is not incorporated by reference herein or therein.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein contain certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can often, but not always, be identified by the use of forward-looking terminology such as “expect,” “believe”, “plan”, “project”, “assume”, “likely”, “may,” “will,” “should,” “intend,” or “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. No assurance can be given that the expectations in any forward-looking statement will prove to be correct and, as such, the forward-looking statements included in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein should not be unduly relied upon. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this Prospectus Supplement, or in the case of the Shelf Prospectus or documents incorporated by reference herein or therein, as of the date of the Shelf Prospectus or each such document. Forward-looking statements in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein include, but are not limited to, statements with respect to:

•	the competitive and business strategies of the Company;

•

the intention to grow the business, operations and potential activities of the Company, including entering into joint ventures and leveraging the brands of third parties through joint venture and partnerships;

•	the ongoing expansion of the Company’s facilities, its costs and receipt of approval from Health Canada to complete such expansion and increase production and sale capacity;

•	the expansion of business activities, including potential acquisitions;

•	the integration of our acquisition of Newstrike Brands Ltd. (“Newstrike”) into our operations;

•	the expected production capacity of the Company;

•	the expected sales mix of offered products;

•	the development and authorization of new products, including cannabis edibles, topicals and extracts, and the timing of launch of such new products;

•	the competitive conditions of the industry, including the Company’s ability to maintain or grow its market share;

•	the Company’s Truss joint venture with Molson Coors Canada and the future impact thereof;

•	the Company’s HEXO MED joint venture with QNBS P.C. (formerly Qannabos) for the Company’s Eurozone processing, production and distribution centre in Greece and the future impact thereof;

•

the expansion of the Company’s business, operations and potential activities outside of the Canadian market, including but not limited to the United States, Europe, Latin America and other international jurisdictions;

•	whether the Company will have sufficient working capital and its ability to raise additional financing required in order to develop its business and continue operations;

•	the enactment, implementation and enforcement of applicable laws, regulations and any amendments thereof;

•

the Company’s ability to maintain its status as neither a “passive foreign investment company” within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended nor an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended;

•	the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof;

•	the filing of trademark and patent applications and the successful registration of same;

•	the anticipated future gross margins of the Company’s operations;

•	securities class action litigation to which the Company is subject; and

•	the performance of the Company’s business and operations.

Forward-looking statements contained in certain documents incorporated by reference in this Prospectus Supplement or the Shelf Prospectus are based on the key assumptions described in such documents. Certain of the forward-looking statements contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein concerning the cannabis industry and the general expectations of HEXO concerning the cannabis industry and the Company’s business and operations are based on estimates prepared by HEXO using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of the cannabis industry which HEXO believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While HEXO is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties and is subject to change based on various factors.

Forward-looking statements are subject to numerous risks and uncertainties, including those relating to the Company’s ability to execute its business plan, renew required permits and licences and related regulatory compliance matters, and other factors described under the heading “Risk Factors” and elsewhere in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein. A number of factors could cause actual events, performance or results to differ materially from what is projected in forward-looking statements. The purpose of forward- looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. Readers should not place undue reliance on forward-looking statements contained in this Prospectus Supplement, the Shelf Prospectus or any documents incorporated by reference herein and therein. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All forward-looking statements contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein are expressly qualified in their entirety by this cautionary statement. Prospective investors should read this entire Prospectus Supplement and the Shelf Prospectus, including the documents incorporated by reference herein and therein, and consult their own professional advisers, to ascertain and assess the income tax and legal risks and other aspects associated with holding the Offered Securities.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purpose of the Offering. Other documents are also incorporated or are deemed to be incorporated by reference into the Shelf Prospectus and reference should be made to the Shelf Prospectus for full particulars thereof.

The following documents, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the Shelf Prospectus as of the date of this Prospectus Supplement:

(a)	the annual information form (the “AIF”) of the Company for the fiscal year ended July 31, 2019, dated October 28, 2019;

(b)

the Company’s audited consolidated financial statements for the fiscal years ended July 31, 2019 and 2018, together with the independent auditors’ reports thereon and the notes thereto, as restated and refiled on December 31, 2019;

(c)	the Company’s management’s discussion and analysis for the fiscal year ended July 31, 2019, as restated and refiled on December 31, 2019 (the “Annual MD&A”);

(d)	the Company’s unaudited interim condensed consolidated financial statements for the three months ended October 31, 2019 and 2018, as restated and refiled on December 31, 2019;

(e)	the Company’s management’s discussion and analysis for the three month period ended October 31, 2019, as restated and refiled on December 31, 2019;

(f)	the management information circular of the Company dated November 29, 2019 in connection with the annual meeting of shareholders of the Company held on January 15, 2020;

(g)	the amended and restated business acquisition report of the Company dated October 9, 2019 relating to the acquisition of Newstrike (the “Newstrike BAR”);

(h)	the material change report of the Company dated December 9, 2019 with respect to the completion by the Company of the Debenture Private Placement (as defined herein); and

(i)	the material change report of the Company dated January 6, 2020 with respect to the completion by the Company of the December 2019 Offering (as defined herein).

Any document of the type referred to above, including any material change report (other than any confidential material change report), any business acquisition report and any prospectus supplements relating to the Offering disclosing additional or updated information, subsequently filed by us with such securities commissions or regulatory authorities in Canada after the date of this Prospectus Supplement, and prior to the termination of the Offering, shall be deemed to be incorporated by reference into this Prospectus Supplement and the Shelf Prospectus.

Documents and information in an annual report on Form 40-F filed by us with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), from the date of this Prospectus Supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and the registration statement of which this Prospectus Supplement forms a part. In addition, any report on Form 6-K and the exhibits thereto filed or furnished by us with the SEC under the Exchange Act from the date of this Prospectus Supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement or as exhibits to the registration statement of which this Prospectus Supplement forms a part, as applicable, but only if and to the extent expressly so provided in such reports. Our current reports on Form 6-K and our annual reports on Form 40-F are available on the SEC’s Electronic Data Gathering and Retrieval website (“EDGAR”), at www.sec.gov.

Any statement contained in this Prospectus Supplement, the Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Shelf Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement and the Shelf Prospectus to the extent that a statement contained in this Prospectus Supplement, or in any subsequently filed document which is or is deemed to be incorporated by reference in this Prospectus Supplement or the Shelf Prospectus, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement or the Shelf Prospectus except as so modified or superseded.

References to the Company’s website in any documents that are incorporated by reference into this Prospectus Supplement and the Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement and the Shelf Prospectus and the Company disclaims any such incorporation by reference.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Copies of the documents incorporated by reference in this Prospectus Supplement and the Shelf Prospectus may be obtained upon request without charge from the Corporate Secretary of HEXO at 3000 Solandt Road, Ottawa, Ontario, K2K 2X2, telephone: 1-844-406-1852, and are also available electronically through the Canadian Securities Administrator’s System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Documents filed with, or furnished to, the SEC are available through EDGAR at www.sec.gov.

In addition to our continuous disclosure obligations under the securities laws of the provinces and territories of Canada, we are subject to the informational requirements of the Exchange Act and in accordance therewith file or furnish reports and other information with the SEC. Under the MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States.

We have filed with the SEC a registration statement on Form F-10 (File No. 333-228924) under the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to the securities offered by this Prospectus Supplement. This Prospectus Supplement, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the Offering, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus Supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless otherwise noted herein and in the documents incorporated by reference, all dollar amounts and references to “$” or “C$” refer to the lawful currency of Canada. All references to “US$” or “U.S. dollars” are to the lawful currency of the United States.

The following table sets out, for the period indicated, certain exchange rates based upon the average rate published by the Bank of Canada during the respective periods. The rates are set out as United States dollars per $1.00.

	Three Months Ended October 31, 2019		Fiscal Year Ended July 31, 2019		Fiscal Year Ended July 31, 2018
Low	US$	0.7495	US$	0.7330	US$	0.7513
High	US$	0.7659	US$	0.7811	US$	0.8245
Average	US$	0.7556	US$	0.7558	US$	0.7854
End	US$	0.7599	US$	0.7606	US$	0.7682

On January 20, 2020, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the Bank of Canada daily rate, was $1.00 = US$0.7661.

THE COMPANY

The following is a summary of information about the Company and does not contain all the information about the Company that may be important to you. You should read the more detailed information including but not limited to the Shelf Prospectus, the AIF and the financial statements and management’s discussion and analysis that are incorporated by reference into this Prospectus Supplement.

Business of the Company

HEXO is in the business of producing, marketing and selling cannabis through its wholly-owned subsidiary, HEXO Operations Inc. (“HEXO Operations”), from its facilities in Québec and Ontario. HEXO Operations is a licensed producer under the Cannabis Act.

HEXO’s near-term strategy is to be a vertically integrated consumer packaged goods company in the emerging legal adult-use and previously existing medical cannabis markets across Canada with the intention to expand internationally where regulations allow. Our primary business is to cultivate, process, package and distribute cannabis in order to serve these markets. The Company serves both the legalized Canadian adult-use market and the medical market through its “HEXO” brand, and also serves the legalized Canadian adult-use market through its Original Stash and Up brands.

Through its “Hub and Spoke” strategy, HEXO is centralizing its intellectual property and branding it “powered by HEXO” and by partnering with its current and future Fortune 500 companies in different facets of the consumer packaged goods market, HEXO will enable them to participate in the cannabis market beginning in Canada and around the world. Fundamentally, HEXO brings its brand value, cannabinoid isolation and delivery technology, licensed infrastructure and regulatory expertise to established companies, and in turn, HEXO plans to leverage their international distribution, base products and deep understanding of consumer markets.

In Canada, HEXO has established supply channels for the legalized adult-use market within nine provinces through supply agreements and arrangements with the government-run and private retailers of Québec, Ontario, Alberta, New Brunswick, Manitoba, British Columbia, Nova Scotia, Prince Edward Island and Saskatchewan. The Company also has products present within 23 private cannabis retailers across Ontario and has strategic investments in two of Canada’s premiere private cannabis retailers, Spirit Leaf Holdings Ltd. and Fire and Flower Cannabis Co., in order to gain future access to certain private retail markets.

HEXO has expanded into Europe through HEXO MED S.A. (“HEXO MED”), a joint venture with QNBS P.C. (formerly Qannabos). With HEXO MED, the Company has established a Eurozone foothold in Greece for processing, production, and distribution capacity to serve the legal cannabis markets in the United Kingdom, France and other jurisdictions where regulations permit.

The Company is aiming to enter select U.S. states in 2020 and is taking important strides to offer its “powered by HEXO” products through existing and future partners to the U.S. CBD markets, to the extent that such activities fully comply with applicable U.S. federal and state laws, including U.S. Food and Drug Administration requirements.

In October 2018, the Québec government adopted Bill 2, which raised the legal age for cannabis consumption from 18 to 21 as of January 1, 2020. The legal cannabis use age is currently 19 across all provinces, with the exception of Alberta and Québec. The legal age in Alberta for consumption of cannabis is 18.

For a further description of the Company and its business, see the sections entitled “Corporate Structure”, “General Development of the Business” and “Description of the Business” in the AIF as well as the Annual MD&A. For a further description of the cannabis industry, see “Description of the Business - Industry Overview” in the AIF.

Recent Developments

Private Placement of Unsecured Convertible Debentures

On December 5, 2019, the Company completed a private placement of unsecured convertible debentures for aggregate gross proceeds of $70.0 million (the “Debenture Private Placement”). Pursuant to the Debenture Private Placement, the Company issued a total of $70.0 million principal amount of 8.0% unsecured convertible debentures maturing on December 5, 2022 (the “Debentures”). The Debentures are convertible at the option of the holder at any time after December 7, 2020 and prior to maturity at a conversion price of $3.16 per share (the “Conversion Price”), subject to adjustment in certain events. The Company may force the conversion of all of the then outstanding Debentures at the Conversion Price at any time after December 7, 2020 and prior to maturity on 30 days’ notice if the daily volume weighted average trading price of the Common Shares is greater than $7.50 for any 15 consecutive trading days.

At any time on or before December 4, 2020, the Company may repay all, but not less than all, of the principal amount of the Debentures, plus accrued and unpaid interest.

On maturity, the holders of the Debentures have the right to require the Company to repay any principal amount of their Debentures through the issuance of Common Shares in satisfaction of such amounts at a price equal to the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the payment date. In accordance with the rules of the TSX, shareholder approval will be required for the issuance of any Common Shares where: (i) the number of Common Shares issuable would exceed 25% of the number of Common Shares outstanding prior to the closing date of the placement; or (ii) the number of Common Shares issuable to insiders would exceed 10% of the number of Common Shares outstanding prior to the closing date of the placement.

All securities issued in connection with the Debenture Private Placement are subject to a four month hold period expiring April 6, 2020.

Under the Debenture Private Placement, certain insiders of the Company purchased and were issued, directly or indirectly, $8.02 million principal amount of Debentures, which constituted “related party transactions” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The issuance to the insiders was exempt from the formal valuation and minority shareholder approval requirements of MI 61-101, as the fair market value of the Debentures issued to, and the consideration paid by, such persons did not exceed 25% of the Company’s market capitalization.

Restatement and Refiling of Financial Statements

On December 16, 2019, the Company filed its condensed interim consolidated financial statements for the three months ended October 31, 2019. In connection with the filing of the interim financial statements, the Company disclosed that the Company’s auditors had reviewed the interim financial statements and, in doing so, expressed a reservation of opinion as it related to an identified error related to the deferred tax liability in the Company’s audited consolidated financial statements for the fiscal year ended July 31, 2019. As described in Note 32 of the interim financial statements, the Company identified an error related to the deferred tax liability as at July 31, 2019 which resulted from the Company not netting a tax loss generated in one subsidiary against a deferred tax liability generated by a different subsidiary. Because these two tax positions existed in two separate entities, the Company’s original position was that they could not offset or reduce one another. However, the two subsidiaries were amalgamated and consolidated on August 1, 2019, and on that basis, the Company should have anticipated the amalgamation would result in the two tax balances reducing themselves and recognized a reduction of the deferred tax by $14.4 million, leaving a deferred tax balance at July 31, 2019 of $6.0 million. The Company further disclosed that the error remained in the deferred tax liability in both the interim financial statements for the three months ended October 31, 2019 and the audited consolidated financial statements for the fiscal year ended July 31, 2019, and that the Company would restate and refile both sets of financial statements correcting for this error. We refer to this issue collectively as the “Restatement Issue.”

The restated audited consolidated financial statements for the fiscal year ended July 31, 2019 and the restated interim consolidated financial statements for the three months ended October 31, 2019 were each filed by the Company on December 31, 2019 (collectively, the “Restatement”). In assessing the financial impact of subsequent events for the Restatement, the Company has also adjusted the audited consolidated financial statements for the fiscal year ended July 31, 2019 for the estimated fair market value of its cannabis trim inventory due to new and available third party information resulting in an increased impairment on inventory of $2.4 million. The inventory adjustment resulted in a $2.4 million reduction of the impairment loss on inventory for the interim financial statements for the three months ended October 31, 2019.

December 2019 Registered Direct Offering

On December 31, 2019, the Company completed a registered direct offering of Common Shares and common share purchase warrants for aggregate gross proceeds of US$25.0 million (the “December 2019 Offering”). Pursuant to the December 2019 Offering, the Company issued a total of 14,970,062 Common Shares to certain U.S. institutional investors at an offering price of US$1.67 per share for gross proceeds of US$25.0 million before deducting fees and other estimated offering expenses. The Company also issued to the investors common share purchase warrants to purchase 7,485,032 Common Shares (the “December 2019 Warrants”). The December 2019 Warrants have a five year-term and an exercise price of US$2.45 per share. A.G.P./Alliance Global Partners acted as sole placement agent for the December 2019 Offering.

RISK FACTORS

An investment in the Offered Securities is speculative and involves certain risks. Before making an investment in the Offered Securities, you should carefully consider the risks below and the risk factors described under the heading “Risk Factors” in the accompanying Shelf Prospectus and the AIF, which is incorporated by reference in this Prospectus Supplement, as well as the risk factors described in the other documents incorporated by reference herein that summarize the risks that may materially affect our business. See “Documents Incorporated by Reference”. If any of these risks occur, the Company’s business, results of operations, financial condition or prospects could be materially adversely affected. In that case, the trading price of our Common Shares could decline, and you may lose all or part of your investment. The risks set out in the documents indicated above are not the only risks we face. You should also refer to the other information set forth in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein.

Price Volatility of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond HEXO’s control. Companies in the cannabis sector, including HEXO, have also been experiencing extreme volatility in their trading prices. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market or industry conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the trading price of the Common Shares.

Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially and adversely affected. Historically, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. Such litigation, regardless of its merits, could result in substantial costs to the Company and divert management’s attention and resources. See “Securities Class Action Litigation Risks”.

Use of Net Proceeds from the Offering

We currently expect to apply the net proceeds we receive from the Offering as described under “Use of Proceeds” in this Prospectus Supplement. However, management will have broad discretion with respect to the use of those net proceeds as well as the timing of their expenditures, and investors will be relying on the judgment of our management regarding the application of these proceeds. You will not have the opportunity, as part of your investment in the Offered Securities, to influence the manner in which the net proceeds of the Offering are used. The failure by management to apply the net proceeds effectively could have a material adverse effect on our business. There can be no assurance as to how the net proceeds will be allocated.

Future Sales or Issuances of Securities

We may issue additional securities to finance future activities outside of the Offering. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuances. The directors of the Company have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Company on any exercise of options under the Company’s stock option plan, upon any exercise of outstanding common share purchase warrants, and upon any conversion or repayment in Common Shares of the principal amount of the Debentures. We cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares. In connection with any issuance of Common Shares, investors will suffer dilution to their voting power and we may experience dilution in our earnings per share.

Cash Flow from Operations and the Need for Additional Financing

To date, the Company has had negative cash flow from operating activities. Although the Company anticipates it will have positive cash flow from operating activities in future periods, to the extent that the Company has negative cash flow in any future period, certain of the proceeds from the Offering may be used to fund such negative cash flow from operating activities. If HEXO continues to have negative cash flow into the future, it may need to allocate additional financing proceeds to funding this negative cash flow in addition to its operational expenses. HEXO may require additional financing to fund its operations to the point where it is generating positive cash flows. Continued negative cash flow may restrict HEXO’s ability to pursue its business objectives.

In addition, HEXO’s continued development may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or HEXO’s going out of business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to HEXO. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Common Shares. In addition, from time to time, HEXO may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may temporarily increase HEXO’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for HEXO to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Dividends

HEXO has never declared or paid any dividends on its Common Shares. We intend, for the foreseeable future, to retain our future earnings, if any, to finance our business activities. The payment of future dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our business activities, development and growth, and other factors that our board of directors may consider appropriate in the circumstances. In addition, the Company is currently subject to contractual restrictions on the payment of dividends under its senior secured credit facility and, if there is any event of default thereunder, the Debentures issued under the Debenture Private Placement.

Return on Investment Risk

There is no guarantee that an investment in the Offered Securities will earn any positive return in the short or long term. No dividends on the Common Shares have been paid to date. A purchase of Offered Securities under the Offering involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment.

Legal Age Limit for Cannabis Consumption

The adult-use and medical cannabis industries and markets are subject to a variety of laws at the federal, provincial and municipal levels in Canada. In October 2019, the Québec government adopted Bill 2, raising the legal age for cannabis consumption from 18 to 21 as of January 1, 2020. This increase in the legal age limit in Québec, a province where the Company expects to derive significant revenues, could result in an increase in black market sales and a decrease in the sale of legal adult-use cannabis in Québec. While there are currently no known plans in other jurisdictions across Canada to change the legal age of consumption, there is no guarantee that other provinces or territories will not similarly raise their legal age of consumption. HEXO’s revenues could be materially adversely affected by the increase in the legal age for consumption of cannabis in Québec or other provinces or territories, which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. See “Risk Factors – Impact of the Illicit Supply of Cannabis” in the AIF.

Securities Class Action Litigation Risks

The Company is currently subject to securities class action litigation and we may be subject to similar or other litigation in the future.

The Company and its Chief Executive Officer are defendants in a purported class-action lawsuit pending in the Québec Superior Court, brought on behalf of shareholders of the Company. The lawsuit alleges violations of the Securities Act (Québec) in connection with allegedly making materially false and/or misleading statements and failure to disclose material adverse facts by the defendants between April 11, 2018 and October 28, 2019, regarding the Company’s business, operations, and prospects relating to, among other things, the Company’s financial outlook and its supply agreement with the Province of Québec. The plaintiff seeks to represent a class comprised of purchasers of our Common Shares during such period and seeks damages, costs and expenses and such other relief as may be determined by the Court.

The Company and certain of its current and former officers are defendants in two distinct purported class-action lawsuits pending in the U.S. District Court for the Southern District of New York, brought on behalf of shareholders of the Company. The lawsuits allege violations of the Exchange Act in connection with allegedly making materially false and/or misleading statements and failure to disclose material adverse facts by the defendants between January 25, 2019 and November 15, 2019, regarding the Company’s business, operations, and prospects relating to, among other things, the Company’s financial outlook, misstatement of its inventory, the synergies and revenues to be derived from the acquisition of Newstrike, its supply agreement with the Province of Québec and the proper licensing of cultivation operations at its facility in Niagara, Ontario. The plaintiffs seek to represent a class comprised of purchasers of our Common Shares during such period and seek damages, costs and expenses and such other relief as may be determined by the Court.

The Company, its Chief Executive Officer and certain former underwriters are defendants in a purported class-action lawsuit pending in the Ontario Superior Court of Justice, brought on behalf of shareholders of the Company. The lawsuit alleges violations of the Securities Act (Ontario) in connection with allegedly making materially false and/or misleading statements and failure to disclose material adverse facts by the defendants between April 11, 2018 and October 28, 2019 and between March 13, 2019 and November 15, 2019, and in the Company’s prospectus supplement dated January 24, 2019 pursuant to which the Company conducted a public offering of Common Shares, regarding the Company’s business, operations, and prospects relating to, among other things, the Company’s financial outlook, the synergies and revenues to be derived from the acquisition of Newstrike and its supply agreement with the Province of Québec. The plaintiff seeks to represent a class comprised of purchasers of our Common Shares during such period and seek damages, costs and expenses and such other relief as may be determined by the Court.

The Company, its directors, certain of its current and former officers and certain former underwriters are defendants in two distinct purported class-action lawsuits pending in the Supreme Court of the State of New York, County of New York, brought on behalf of shareholders of the Company. The lawsuits allege violations of the Securities Act in connection with allegedly making materially false and/or misleading statements and failure to disclose material adverse facts by the defendants in the Company’s registration statement on Form F-10 filed with the SEC on December 12, 2018, its registration statement on Form 8-A filed on January 17, 2019 and the prospectus supplement filed on January 25, 2019 pursuant to which the Company conducted a public offering of Common Shares, regarding the Company’s business, operations, and prospects relating to, among other things, the Company’s supply agreement with the Province of Québec. The plaintiffs seek to represent a class comprised of purchasers of our Common Shares in or traceable to the registration statements.

While we believe we have meritorious defenses and intend to continue to defend these lawsuits vigorously, we cannot predict the outcome. Furthermore, we may, from time to time, be a party to other litigation in the normal course of business. For example, in connection with the December 2019 Offering, we entered into the purchase agreement to sell the Common Shares and the December 2019 Warrants thereunder at a time when the Restatement Issue had been disclosed and quantified by management, but the Restatement had not been filed, which could create exposure to the purchasers under the December 2019 Offering. In addition, securities class action litigation has often been brought against companies that have restated previously filed financial statements. Monitoring and defending against legal actions, whether or not meritorious, is time-consuming for our management and detracts from our ability to fully focus our internal resources on our business activities. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. A decision adverse to our interests could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations and financial position. With respect to any litigation, our insurance may not reimburse us or may not be sufficient to reimburse us for the expenses or losses we may suffer in contesting and concluding such lawsuit. Substantial litigation costs, including the substantial self-insured retention that we were required to satisfy before any insurance applied to the claim, or an adverse result in any litigation may adversely impact our business, operating results or financial condition. We believe that our directors’ and officers’ liability insurance will cover our potential liability with respect to the securities class-action lawsuit described above; however, the insurer has reserved its rights to contest the applicability of the insurance to such claim, and the limits of the insurance may be insufficient to cover our eventual liability.

Risks Related to the Warrants

There is no established public trading market for the Warrants, and the Company does not expect such a market to develop. In addition, the Company does not plan on making an application to list the Warrants on the TSX, NYSE, or any other securities exchange or other trading system. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation.

Except in limited circumstances specified in the Warrants, holders of the Warrants will not be entitled to any voting rights, dividends or other rights as shareholders of the Company, prior to the exercise of their Warrants.

The Warrants have an exercise price of US$2.45 per Warrant Share and expire five years after the Closing Date. If the price of our Common Shares does not exceed the exercise price of the Warrants during the period when the Warrants are exercisable, the Warrants may not have any value.

CONSOLIDATED CAPITALIZATION

The following describes the changes in the consolidated capitalization of HEXO since October 31, 2019, the date of the Company’s most recent financial statements:

(a)	During the period from November 1, 2019 up to and including December 27, 2019, HEXO issued a total of 36,502 Common Shares pursuant to the exercise of stock options for gross proceeds of $28,157.

(b)

During the period from November 1, 2019 up to and including December 27, 2019, HEXO issued a total of 71,424 Common Shares pursuant to the exercise of common share purchase warrants for gross proceeds of $71,653.

(c)

On December 5, 2019, HEXO issued $70.0 million aggregate principal amount of the Debentures pursuant to the Debenture Private Placement. See “The Company - Recent Developments - Private Placement of Unsecured Convertible Debentures”.

(d)

On December 31, 2019, HEXO issued 14,970,062 Common Shares and 7,485,032 December 2019 Warrants pursuant to the December 2019 Offering. See “The Company - Recent Developments - December 2019 Registered Direct Offering”.

DESCRIPTION OF THE SECURITIES

The Offering consists of 11,976,048 Offered Shares at the Offering Price of US$1.67 per Offered Share, and, for no additional consideration, 5,988,024 Warrants.

Common Shares

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of special shares, issuable in series, of which 272,139,771 Common Shares and no special shares were issued and outstanding as of January 20, 2020. See “Description of Securities - Common Shares” in the Shelf Prospectus for a description of the material attributes and characteristics of the Common Shares.

Warrants

The Warrants will not be issued under a warrant indenture and will be represented and governed by the provisions of stand-alone warrant certificates. The following is a brief summary of the material terms of the Warrants and is subject in all respects to the provisions contained in the form of certificate representing and governing the Warrants, the form of which will be included as an exhibit to a current report on Form 6-K to be furnished to the SEC in connection with the Offering.

Each Warrant will entitle the holder thereof to purchase one Warrant Share at a price of US$2.45 per Warrant Share (except in the case of a cashless exercise as discussed below) at any time following the Closing until 5:00 p.m. (Eastern time) on the date that is five years after the Closing Date. The exercise price is subject to appropriate adjustment in the event of stock dividends and distributions, recapitalization, stock splits, stock combinations, reclassifications or similar events affecting the Common Shares.

Unless otherwise specified in the applicable Warrant, the holder will not have the right to exercise any portion of the Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of Common Shares outstanding immediately after giving effect to the exercise (or 9.9% in the case of one of the Purchasers), as such percentage ownership is determined in accordance with the terms of the Warrants. By written notice to us and subject to certain conditions, the holder may increase or decrease the foregoing percentage to any other percentage not in excess of 9.99%.

If at any time during the exercise period of the Warrant, a prospectus or registration statement covering the Warrant Shares issuable upon exercise of the Warrant that are the subject of such exercise notice is not available for the sale of such Warrant Shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the Warrant may be exercised by an election of the holder to receive upon such exercise the “net number” of Warrant Shares determined according to a formula set forth in the warrant certificate.

Subject to applicable laws, the Warrants may be transferred at the option of the holders upon surrender of the warrant certificates to us.

In the event of any fundamental transaction as described in the warrant certificate and generally including any merger with or into another entity (other than an affiliate of the Company), sale of all or substantially all of our assets, tender offer or exchange offer, or reclassification of our Common Shares, then the successor or other applicable issuer must assume in writing all of our obligations under the Warrant, including issuance of a Warrant which is exercisable for a corresponding number of common shares equivalent to the number of Common Shares acquirable and receivable upon exercise of this Warrant prior to such fundamental transaction.

Except as otherwise provided in the warrant certificate or by virtue of such holder’s ownership of Common Shares, the holders of the Warrants do not have the rights or privileges of holders of our Common Shares, including any voting rights, until they exercise their Warrants.

In no event may the exercise price of or the number of Common Shares subject to any Warrant be amended, nor may the right to exercise that Warrant be waived, without the written consent of the holder of that Warrant.

The Company does not plan on making an application to list the Warrants on the TSX, NYSE, or any other securities exchange or other trading system.

DIVIDEND POLICY

HEXO has never paid any dividends on its Common Shares. HEXO does not intend to pay dividends on any of its Common Shares in the foreseeable future. In addition, HEXO is restricted from paying dividends pursuant to certain solvency tests prescribed under the Business Corporations Act (Ontario) and is currently subject to contractual restrictions on the payment of dividends under its senior secured credit facility and, if there is any event of default thereunder, the Debentures issued under the Debenture Private Placement.

USE OF PROCEEDS

The net proceeds to the Company from the Offering, after payment of the Placement Agent Fee but before deducting the expenses of the Offering (estimated to be US$200,000), will be US$19,000,000. Net proceeds to the Company exclude any proceeds received from the exercise of the Warrants.

The Company intends to use approximately US$5 million of the net proceeds from the Offering for capital expenditures relating to its 1 million sq. ft. B9 facility in Gatineau, Québec. It also intends to use at least US$3 million of the net proceeds from the Offering to fund CBD derived from hemp initiatives aimed at potential business expansion into the United States. The balance of the net proceeds from the Offering will be used for working capital and other general corporate purposes, including the continuing development and marketing of the Company’s core products, operational excellence initiatives, and research and development to further advance the Company’s innovation strategies. The Company has not yet determined to pursue any particular stand-alone research and development initiative, and will evaluate such initiatives as they present themselves, including the terms, capital requirements or timing of any such initiatives.

The Company incurred operating losses and negative operating cash flow for the fiscal year ended July 31, 2019 and for the three months ended October 31, 2019. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of the net proceeds from the Offering and/or its existing working capital to fund such negative cash flow. See “Risk Factors” in this Prospectus Supplement and the AIF.

While the Company intends to utilize the net proceeds from Offering as set forth in this Prospectus Supplement, there may be circumstances where for sound business reasons a reallocation of funds may be necessary. Management will have significant discretion and flexibility in applying the net proceeds from the Offering. See “Risk Factors” in this Prospectus Supplement.

PLAN OF DISTRIBUTION

Pursuant to the Agency Agreement between us and the Placement Agent, we have engaged the Placement Agent to act as our exclusive placement agent in connection with the Offering. The Placement Agent is not purchasing or selling any of the Offered Securities we are offering by this Prospectus Supplement, and is not required to arrange the purchase or sale of any specific number of Offered Securities or dollar amount, but the Placement Agent has agreed to use its best efforts to arrange for the sale of the Offered Securities under the Offering. The Offered Shares will be sold directly to the Purchasers at the Offering Price and the Warrants will be issued to the Purchasers for no additional consideration pursuant to the Purchase Agreement.

The Agency Agreement provides that the obligations of the Placement Agent are subject to certain conditions precedent, including, among other things, receipt of TSX and NYSE approvals, the absence of any material adverse change in our business and the receipt of customary opinions and closing certificates. We have agreed to pay the Placement Agent an aggregate cash placement fee equal to 5% of the gross proceeds from the Offering. We have agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act and the Exchange Act.

The Purchase Agreement provides that our obligation to issue and sell the Offered Securities to the Purchasers is subject to the conditions set forth in the Purchase Agreement. The Purchasers’ obligations to purchase the Offered Securities is subject to the conditions set forth in the Purchase Agreement as well, including receipt of TSX and NYSE approvals, the absence of any material adverse change in our business and the receipt of customary opinions and closing certificates. We have agreed to indemnify the Purchasers against liabilities arising out of or relating to any breach of any of the representations, warranties, covenants or agreements made by us in the Purchase Agreement.

The Offering Price for the Offered Shares and the issuance, exercise price and other terms of the Warrants were determined by negotiation among the Company, the Placement Agent and the Purchasers with reference to the prevailing market prices of the Common Shares.

It is expected that the Closing Date will occur on January 22, 2020 or such later date as the Company, the Placement Agent and the Purchasers may agree. The Purchase Agreement provides that the agreement may be terminated by any Purchaser, as to such Purchaser’s obligations thereunder only and without any effect whatsoever on the obligations between the Company and the other Purchasers, by written notice to the other parties, if the Closing has not been consummated on or before the fifth trading day following the date of the Purchase Agreement.

We estimate the total expenses of the Offering, which will be payable by us, excluding the Placement Agent’s fee, will be approximately US$200,000. After deducting the Placement Agent’s fee and our estimated offering expenses, we expect the net proceeds from the Offering to be approximately US$18.8 million.

The foregoing does not purport to be a complete statement of the terms and conditions of the Agency Agreement and the Purchase Agreement. Copies of the Agency Agreement and the form of Purchase Agreement will be filed with the securities regulatory authorities in Canada on SEDAR and included as exhibits to a current report on Form 6-K to be furnished to the SEC in connection with the Offering.

The Placement Agent and its affiliates will not engage in any transactions to stabilize or maintain the price of our Common Shares in connection with any offer or sales of Offered Securities pursuant to the Agency Agreement, nor will the Placement Agent and its affiliates bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act, until the Placement Agent has completed its participation in the Offering.

The outstanding Common Shares are listed and posted for trading on the TSX and the NYSE under the symbol “HEXO”. The Company has applied to list the Offered Shares and Warrant Shares for trading on the TSX and the NYSE. The listing of the Offered Shares and the Warrant Shares on the TSX and the NYSE will be subject to the Company fulfilling of all of the requirements of the TSX and NYSE, respectively. The Company does not plan on making an application to list the Warrants on the TSX, NYSE, or any other securities exchange or other trading system. On January 20, 2020 and January 17, 2020, the last trading days before the date of this Prospectus Supplement on the TSX and the NYSE, respectively, the closing prices of the Common Shares on such exchanges were $2.05 and US$1.62, respectively.

This Prospectus Supplement also covers the distribution of the Warrant Shares by the Company.

PRIOR SALES

The following table sets forth the details regarding all issuances of Common Shares, including issuances of all securities convertible or exchangeable into Common Shares, during the 12-month period before the date of this Prospectus Supplement.

Date	Type of Security Issued	Note	Issuance/ Exercise Price per Security		Issued
January 3, 2019	Common Shares	1		$1.27	5,000
January 4, 2019	Common Shares	1		$1.37	27,056
January 8, 2019	Common Shares	2		$0.83	266,670
January 9, 2019	Common Shares	1		$0.75	10,000
January 22, 2019	Common Shares	1		$1.27	419
January 25, 2019	Common Shares	2		$0.75	50,000
January 30, 2019	Common Shares	2		$4.00	224,250
January 30, 2019	Common Shares	3		$6.50	8,855,000
January 31, 2019	Common Shares	1		$1.27	1,249
January 31, 2019	Common Shares	2		$5.60	5,000
February 8, 2019	Common Shares	1		$1.27	100
February 8, 2019	Common Shares	1		$0.75	5,000
February 8, 2019	Common Shares	2		$0.83	4,000
February 8, 2019	Common Shares	2		$0.83	35,600
February 8, 2019	Common Shares	2	US$	0.76	107,142
February 13, 2019	Common Shares	2		$4.00	373,750
February 19, 2019	Common Shares	1		$1.27	4,008
February 19, 2019	Common Shares	2		$0.83	666,666
February 19, 2019	Common Shares	2		$0.83	333,336
February 19, 2019	Common Shares	2		$0.83	333,330
February 19, 2019	Common Shares	2		$0.75	866,040
February 19, 2019	Common Shares	2		$0.75	41,598
February 19, 2019	Stock Options	4		$7.13	1,241,000
February 21, 2019	Stock Options	5		$7.46	3,333,333
February 21, 2019	Common Shares	1		$1.27	12,000
February 25, 2019	Common Shares	2		$5.60	25
March 20, 2019	Common Shares	2		$0.75	15,000
March 20, 2019	Common Shares	1		$5.60	83,000
March 20, 2019	Common Shares	1		$5.60	1,900
March 20, 2019	Stock Options	6		$8.50	1,402,500
March 22, 2019	Common Shares	1		$0.16	60,000
March 22, 2019	Common Shares	2		$5.60	1,340
March 28, 2019	Common Shares	2		$0.83	8,334
April 17, 2019	Stock Options	7		$8.24	1,132,500
April 23, 2019	Common Shares	2		$5.60	60,000

April 24, 2019	Common Shares	2		$5.60	67,120
April 25, 2019	Common Shares	2		$5.60	146,000
April 26, 2019	Common Shares	2		$5.60	100,030
April 29, 2019	Common Shares	2		$5.60	316,150
April 30, 2019	Common Shares	2		$5.60	116,400
May 1, 2019	Common Shares	2		$5.60	6,971,882
May 1, 2019	Common Shares	1		$0.16	75,000
May 1, 2019	Common Shares	1		$0.75	93,750
May 1, 2019	Common Shares	1		$2.69	666,667
May 1, 2019	Common Shares	1		$0.16	150,000
May 1, 2019	Common Shares	1		$2.69	25,000
May 1, 2019	Common Shares	1		$1.37	54,000
May 2, 2019	Common Shares	2		$5.60	110,900
May 2, 2019	Common Shares	2		$0.83	66,667
May 7, 2019	Common Shares	2		$5.60	38,000
May 7, 2019	Common Shares	1		$0.75	70,000
May 7, 2019	Common Shares	1		$0.58	150,000
May 7, 2019	Common Shares	1		$0.75	450,000
May 9, 2019	Common Shares	1		$1.37	27,057
May 9, 2019	Common Shares	2	US$	0.76	285,714
May 9, 2019	Common Shares	2		$0.83	66,666
May 9, 2019	Common Shares	2		$0.83	333,330
May 10, 2019	Common Shares	1		$1.27	585
May 13, 2019	Common Shares	2		$0.83	19,332
May 13, 2019	Common Shares	1		$2.48	41,668
May 14, 2019	Common Shares	1		$2.69	150,000
May 16, 2019	Common Shares	2		$0.75	14,500
May 16, 2019	Common Shares	1		$1.27	25,000
May 21, 2019	Common Shares	1		$5.60	10,000
May 21, 2019	Common Shares	1		$0.83	66,672
May 24, 2019	Common Shares	8		n/a	35,394,041
May 24, 2019	Stock Options	9		n/a	2,011,863
May 24, 2019	Common Share Purchase Warrants	9		n/a	7,196,166
May 27, 2019	Common Shares	2		$5.60	45
June 11, 2019	Common Shares	2		$5.60	500
June 14, 2019	Common Shares	1		$1.37	27,056
June 14, 2019	Common Shares	1		$1.27	68
June 17, 2019	Common Shares	1		$1.27	585
June 17, 2019	Common Shares	1		$1.27	285
June 17, 2019	Common Shares	1		$1.27	300
June 19, 2019	Common Shares	1		$1.27	12,000
June 20, 2019	Common Shares	1		$0.75	7,500
June 25, 2019	Common Shares	1		$0.75	334
June 25, 2019	Common Shares	1		$5.14	50,000
June 25, 2019	Common Shares	1		$0.75	33,336
July 9, 2019	Common Shares	2		$5.60	500
July 11, 2019	Common Shares	1		$4.89	1,334
July 11, 2019	Common Shares	1		$4.89	1,334
July 11, 2019	Common Shares	1		$4.89	30,000

July 11, 2019	Common Shares	1		$4.89	1,334
July 11, 2019	Common Shares	1		$4.89	1,334
July 17, 2019	Common Shares	1		$4.89	1,123
July 17, 2019	Common Shares	1		$4.89	211
July 18, 2019	Stock Options	10		$6.54	3,418,785
July 24, 2019	Common Shares	1		$4.89	1,667
July 26, 2019	Common Shares	1		$1.27	4,997
July 26, 2019	Stock Options	11		$5.88	250,000
July 30, 2019	Common Shares	1		$0.58	18,000
July 30, 2019	Common Shares	1		$0.75	20,000
August 1, 2019	Common Shares	1		$1.27	668
August 16, 2019	Common Shares	1		$1.27	83
September 9, 2019	Common Shares	1		$1.27	650
September 9, 2019	Common Shares	1		$4.27	5,600
September 10, 2019	Common Shares	1		$1.37	13,500
September 12, 2019	Common Shares	1		$1.27	83
September 17, 2019	Common Shares	1		$4.89	1,667
October 5, 2019	Common Shares	1		$1.27	83
October 8, 2019	Common Shares	1		$1.37	7,000
October 25, 2019	Common Shares	1		$1.37	6,556
October 25, 2019	Common Shares	1		$1.27	83
October 25, 2019	Common Shares	1		$1.27	751
October 25, 2019	Common Shares	1		$1.27	83
October 29, 2019	Common Shares	1		$1.27	3,000
October 29, 2019	Common Shares	1		$1.27	166
October 29, 2019	Stock Options	10		$3.30	3,561,311
October 29, 2019	Restricted Share Units	12		$3.30	1,428,449
October 31, 2019	Common Shares	1		$0.75	40,000
October 31, 2019	Common Shares	1		$1.27	57
November 13, 2019	Common Shares	1		$1.27	751
November 15, 2019	Common Shares	1		$1.27	751
November 28, 2019	Common Shares	1	US$	0.76	71,424
December 5, 2019	Unsecured Convertible Debentures	13		$3.16	$70,000,000
December 23, 2019	Common Shares	1		$0.75	35,000
December 31, 2019	Common Shares	14	US$	1.67	14,970,062
December 31, 2019	Common Share Purchase Warrants	15	US$	2.45	7,485,032

Notes:

(1)	Issued on exercise of stock options of the Company.
(2)	Issued on exercise of common share purchase warrants of the Company.
(3)

The Company issued 8,855,000 Common Shares through a market public offering at a price of $6.50 per share. This issuance is inclusive of 1,155,000 Common Shares issued due to the full exercise of the over-allotment option attached to the offering.

(4)

The Company granted stock options under its omnibus long-term incentive plan to certain executives which are exercisable for a total of 615,000 Common Shares and non-executive employees which are exercisable for a total of 626,000 Common Shares.

(5)

The Company granted 3,333,333 stock options under its omnibus long-term incentive plan to its Chief Executive Officer which include an achievement condition in which vesting may only occur once a volume weighted average trading price of the Common Shares is $10 or greater and is achieved for a 20-day period prior to a vesting date. All unvested options will carry over and vest if the condition is met at a future vesting date.

(6)

The Company granted stock options under its omnibus long-term incentive plan to certain executives which are exercisable for a total of 325,000 Common Shares and non-executive employees which are exercisable for a total of 1,077,500 Common Shares.

(7)	The Company granted stock options under its omnibus long-term incentive plan to non-executive employees which are exercisable for a total of 1,132,500 Common Shares.
(8)	The Company issued Common Shares to the former shareholders of Newstrike upon the closing of the Newstrike acquisition.
(9)	The Company assumed certain obligations in respect of stock options and common share purchase warrants as a result of its acquisition of Newstrike.
(10)

The Company granted stock options under its omnibus long-term incentive plan to certain executives which are exercisable for a total of 829,034 Common Shares and non-executive employees which are exercisable for a total of 3,561,311 Common Shares.

(11)	The Company granted stock options under its omnibus long-term incentive plan to certain directors which are exercisable for a total of 250,000 Common Shares.
(12)	The Company granted restricted share units under its omnibus long-term incentive plan to certain executives pursuant to which such persons can acquire a total of 1,428,449 Common Shares.
(13)	Represents the Debentures issued by the Company under the Debenture Private Placement. See “The Company - Recent Developments - Private Placement of Unsecured Convertible Debentures”.
(14)	Represents the Common Shares issued by the Company under the December 2019 Offering. See “The Company - Recent Developments - December 2019 Registered Direct Offering”.
(15)	Represents the December 2019 Warrants issued by the Company under the December 2019 Offering. See “The Company - Recent Developments - December 2019 Registered Direct Offering”.

TRADING PRICES AND VOLUMES

Common Shares

The Common Shares are listed on the TSX and the NYSE under the trading symbol “HEXO”. The following tables set forth the reported adjusted close high and low prices and monthly trading volumes of the Common Shares for the 12-month period prior to the date of this Prospectus Supplement.

	TSX Price Range (1)
Month	High	Low	Total Volume
January 1- 20, 2020	$2.66	$1.62	53,300,000
December 2019	$3.04	$1.95	41,338,000
November 2019	$3.58	$2.06	70,200,000
October 2019	$5.50	$2.72	69,260,000
September 2019	$6.23	$5.19	28,453,000
August 2019	$6.54	$4.93	34,817,000
July 2019	$7.00	$4.90	38,744,000
June 2019	$9.02	$6.59	47,010,000
May 2019	$10.93	$8.52	53,350,000
April 2019	$11.29	$7.86	65,880,000
March 2019	$9.70	$6.85	91,190,000
February 2019	$8.09	$6.58	53,520,000
January 2019	$7.60	$4.54	94,580,000

Note:

(1)	Source: TMX Data.

	NYSE Price Range (1), (2)
Month	High		Low		Total Volume
January 1- 17, 2020	US$	2.04	US$	1.25	107,730,000
December 2019	US$	2.30	US$	1.48	104,270,000
November 2019	US$	2.70	US$	1.56	123,590,000
October 2019	US$	4.14	US$	2.08	124,220,000
September 2019	US$	4.75	US$	3.91	67,350,000
August 2019	US$	4.95	US$	3.71	70,826,006
July 16 - 31, 2019	US$	5.46	US$	3.73	78,941,082

Notes:

(1)	Source: TMX Data.

(2)	The Common Shares commenced trading on the NYSE on July 16, 2019. Prior to that, the Common Shares were listed for trading on the NYSE American from January 23, 2019 until July 15, 2019.

	NYSE American Price Range (1), (2)
Month	High		Low		Total Volume
July 1-15, 2019	US$	5.46	US$	4.79	25,727,100
June 2019	US$	6.80	US$	5.03	80,514,900
May 2019	US$	8.16	US$	6.28	95,830,600
April 2019	US$	8.40	US$	5.88	111,509,800
March 2019	US$	7.33	US$	5.10	82,586,800
February 2019	US$	6.15	US$	4.98	47,735,700
January 23 - 31, 2019	US$	5.70	US$	4.91	13,098,200

Notes:

(1)	Source: TMX Data.

(2)	The Common Shares commenced trading on the NYSE American January 23, 2019. On July 16, 2019, the Common Shares commenced trading on the NYSE.

CERTAIN CANADIAN AND U.S. FEDERAL INCOME TAX CONSIDERATIONS

The acquisition of the Offered Securities described herein may subject the Purchasers to tax consequences in both the United States and Canada. This Prospectus Supplement does not describe these tax consequences. Each Purchaser, in purchasing the Offered Securities under the Purchase Agreement, has acknowledged that it, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Offered Securities, and has so evaluated the merits and risks of such investment. The Company has not made any representation regarding the tax consequences of an investment in the Offered Securities.

AUDITOR, REGISTRAR AND TRANSFER AGENT

MNP LLP, Chartered Professional Accountants, is the independent auditor of the Company and is independent within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

The registrar and transfer agent for the Common Shares is TSX Trust Company at its office in Toronto, Ontario. The co-transfer agent for the Common Shares in the United States is Continental Stock Transfer & Trust Company at its office in New York, New York.

INTERESTS OF EXPERTS

The Company’s audited consolidated financial statements for the years ended July 31, 2019 and 2018 have been incorporated by reference in this Prospectus Supplement and in the registration statement including the related audit reports of our auditor, MNP LLP. Our audited consolidated financial statements as at July 31, 2019 and 2018 and for the fiscal years then ended have been audited by our auditor, MNP LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Our auditor, MNP LLP is independent of us within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the applicable rules and regulations adopted by the Public Company Accounting Oversight Board (United States) and the SEC.

The consolidated financial statements of Newstrike for the year ended December 31, 2018, incorporated by reference in the Newstrike BAR, have been incorporated by reference in this Prospectus Supplement and in the registration statement in reliance upon the report of KPMG LLP independent auditors, incorporated by reference in this Prospectus Supplement and in the registration statement, and upon their authority as experts in accounting and auditing. Newstrike’s auditor, KPMG LLP, was independent of Newstrike within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario until March 26, 2019.

Certain legal matters relating to the Offering will be passed upon on our behalf by DLA Piper (Canada) LLP, Toronto, Ontario. As of the date hereof, the partners and associates of DLA Piper (Canada) LLP, as a group, beneficially own less than 1% of the outstanding Common Shares of the Company.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation existing under the Business Corporations Act (Ontario). All of our directors and officers, and all of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of our and their assets are located outside the United States. We have appointed CT Corporation System, 1015 15th Street N.W., Suite 1000, Washington, DC 20005 as our agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon our directors and officers and those experts who are not residents of the United States. It may also be difficult for holders of the Offered Securities who reside in the United States to enforce in the United States judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under U.S. federal securities laws.

You should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against us or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against us or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws. We have been advised by our Canadian legal counsel, DLA Piper (Canada) LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by DLA Piper (Canada) LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents referred to in the Shelf Prospectus or in this Prospectus Supplement have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of the Registration Statement on Form F-10 (File No. 333-228924) of which this Prospectus Supplement and the Shelf Prospectus forms a part:

(i)	the documents referred to under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and in the Shelf Prospectus;

(ii)	consents of those persons named under “Interests of Experts” in this Prospectus Supplement and the Shelf Prospectus;

(iii)	the Agency Agreement described under the heading “Plan of Distribution”;

(iv)	the form of Purchase Agreement described under the heading “Plan of Distribution”; and

(v)	the form of certificate representing the Warrants described under the heading “Description of the Securities – Warrants”.

This amended and restated short form prospectus is a base shelf prospectus. This amended and restated short form prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This amended and restated short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this amended and restated short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of HEXO Corp. at 490 Boul. St-Joseph, Suite 204, Gatineau, Québec, J8Y 3Y7, telephone 1-844-406-1852, and are also available electronically at www.sedar.com.

New Issue	December 14, 2018

AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS DATED

DECEMBER 14, 2018

(amending and restating the short form base shelf prospectus dated November 19, 2018)

HEXO CORP.

$800,000,000

COMMON SHARES

WARRANTS

SUBSCRIPTION RECEIPTS

UNITS

This amended and restated short form base shelf prospectus (the “Prospectus”) relates to the offering for sale by HEXO Corp. (the “Company” or “HEXO”) from time to time, during the 25-month period commencing November 19, 2018 that this Prospectus, including any amendments hereto, remains valid, of up to $800,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) in the aggregate of: (i) common shares (“Common Shares”) in the capital of the Company; (ii) warrants (“Warrants”) to purchase other Securities (as defined below); (iii) subscription receipts (“Subscription Receipts”) convertible into other Securities; and (iv) units (“Units”) comprised of one or more of any of the other Securities, or any combination of such Securities (the Common Shares, Warrants, Subscription Receipts and Units are collectively referred to herein as the “Securities”). The Securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (each, a “Prospectus Supplement”). In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus except in cases where an exemption from such delivery has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The specific terms of any Securities offered will be described in the applicable Prospectus Supplement including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares offered; (ii) in the case of Warrants, the number of Warrants being offered, the offering price, the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise, whether the Warrants are being offered for cash, and any other terms specific to the Warrants offered; (iii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and terms of such other Securities, whether the Subscription Receipts are being offered for cash, and any other terms specific to the Subscription Receipts offered; and (iv) in the case of Units, the number of Units being offered, the offering price, the number and terms of the Securities comprising the Units, whether the Units are being offered for cash, and any other terms specific to the Units offered. A Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. Where required by statute, regulation or policy, and where the Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY U.S. STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Company is permitted, under a multi-jurisdictional disclosure system (the “MJDS”) adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. HEXO prepares its financial statements, which are incorporated by reference in this Prospectus, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and such financial statements are subject to Canadian auditing and auditor independence standards. The Company’s financial statements may not be comparable to the financial statements of United States issuers.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely because HEXO is a corporation existing under the laws of the Province of Ontario, Canada, and all of its executive offices, administrative activities and assets are located outside the United States. In addition, all of the directors and officers of the Company are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States. See “Enforceability of Civil Liabilities”.

Prospective investors should be aware that the purchase of any Securities may have tax consequences that may not be fully described in this Prospectus or in any Prospectus Supplement, and should carefully review the tax discussion, if any, in the applicable Prospectus Supplement and in any event consult with their own tax advisers before purchasing any of the Securities.

No underwriter or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. See “Plan of Distribution”. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price (in the event that the offering is a fixed price distribution), the proceeds that the Company will, or expects to receive and any other material terms of the plan of distribution.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Company. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

ii

In connection with any offering of Securities, other than an “at-the-market distribution” (as defined under applicable Canadian securities legislation), unless otherwise specified in a Prospectus Supplement, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those Securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”. No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

The issued and outstanding Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “HEXO”. On December 13, 2018, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was $4.99.

HEXO has applied to list the Common Shares on the NYSE American Exchange (the “NYSE American”) under the symbol “HEXO”. Listing will be subject to HEXO fulfilling all the listing requirements of the NYSE American, and there can be no assurance that the Common Shares will be accepted for listing on the NYSE American.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will not be listed on any securities exchange. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

Investing in the Securities is speculative and involves significant risks. Readers should carefully review and evaluate the risk factors contained in this Prospectus, the applicable Prospectus Supplement and in the documents incorporated by reference herein before purchasing any Securities. See “Forward-Looking Information” and “Risk Factors”.

The Company is not making an offer of the Securities in any jurisdiction where such offer is not permitted.

Unless otherwise specified in a Prospectus Supplement relating to any Securities offered, certain legal matters in connection with the offering of Securities may be passed upon on behalf of HEXO by DLA Piper (Canada) LLP as to legal matters relating to Canadian law and, if governed by United States law, by DLA Piper (US) LLP as to matters relating to United States law.

Market data and certain industry forecasts used in this Prospectus or any applicable Prospectus Supplement and the documents incorporated by reference herein or therein were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable, but the accuracy and completeness of the information is not guaranteed. The Company has not independently verified this information and does not make any representation as to the accuracy of this information.

The Company’s head office is located at 490 Boul. St-Joseph, Suite 204, Gatineau, Québec, J8Y 3Y7. The Company’s registered office is located at Suite 6000, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E2.

iii

GENERAL MATTERS

Unless otherwise noted or the context indicates otherwise, the “Company”, “HEXO”, “we”, “us” and “our” refer to HEXO Corp. and its wholly-owned subsidiaries, and the terms “cannabis”, “CBD”, “client”, “licence” and “THC” have the meanings given to such terms in the Cannabis Act (Canada) (the “Cannabis Act”) and the Cannabis Regulations made under the Cannabis Act (the “Cannabis Regulations”).

Prospective investors should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement in connection with an investment in the Securities. No person is authorized by the Company to provide any information or to make any representation other than as contained in this Prospectus or any Prospectus Supplement in connection with the issue and sale of the Securities offered hereunder. Prospective investors should assume that the information appearing in this Prospectus or any Prospectus Supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document unless specified otherwise. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless otherwise noted herein and in the documents incorporated by reference, all dollar amounts refer to lawful currency of Canada. All references to “US$” or “U.S. dollars” are to the currency of the United States.

The following table sets out, for the period indicated, certain exchange rates based upon the noon rate published by the Bank of Canada during the respective periods. The rates are set out as United States dollars per $1.00.

	Quarter Ended October 31, 2018		Fiscal Year Ended July 31, 2018
Low	US$	0.7583	US$	0.7513
High	US$	0.7811	US$	0.8425
Average	US$	0.7676	US$	0.7854
End	US$	0.7609	US$	0.7862

On December 12, 2018, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the Bank of Canada daily rate, was C$1.00 = $0.7493.

FORWARD-LOOKING INFORMATION

This Prospectus and the documents incorporated by reference herein contain certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as “expect,” “believe”, “plan”, “project”, “assume”, “likely”, “may,” “will,” “should,” “intend,” or “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. No assurance can be given that the expectations in any forward-looking statement will prove to be correct and, as such, the forward-looking statements included in this Prospectus or any Prospectus Supplement should not be unduly relied upon. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this Prospectus, or in the case of documents incorporated by reference herein, as of the date of each such document. Forward-looking statements in this Prospectus and the documents incorporated by reference herein include, but are not limited to, statements with respect to:

•	the competitive and business strategies of the Company;

•	the intention to grow the business, operations and potential activities of the Company;

•	the ongoing expansion of the Company’s facilities, its costs and receipt of approval from Health Canada to complete such expansion and increase production and sale capacity;

•	the expected production capacity of the Company;

•	the expected sales mix of offered products;

•	the competitive conditions of the industry;

•	the establishment of the Company’s joint venture with Molson Coors Canada and the future impact thereof;

•	the establishment of the Company’s Eurozone processing, production and distribution centre in Greece and the future impact thereof;

•	whether the Company will have sufficient working capital and its ability to raise additional financing required in order to develop its business and continue operations;

•	the applicable laws, regulations and any amendments thereof;

•	the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof;

•	the anticipated future gross margins of the Company’s operations; and

•	the performance of the Company’s business and operations.

Forward-looking statements contained in certain documents incorporated by reference in this Prospectus are based on the key assumptions described in such documents. Certain of the forward-looking statements contained herein and in the documents incorporated by reference herein concerning the cannabis industry and the general expectations of HEXO concerning the cannabis industry and the Company’s business and operations are based on estimates prepared by HEXO using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which HEXO believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While HEXO is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties and is subject to change based on various factors.

Forward-looking statements are subject to numerous risks and uncertainties, including those relating to the Company’s ability to execute its business plan, renew required permits and licences and related regulatory compliance matters, and other factors described under the heading “Risk Factors” and elsewhere in this Prospectus and the documents incorporated by reference herein. A number of factors could cause actual events, performance or results to differ materially from what is projected in forward-looking statements. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. Readers should not place undue reliance on forward-looking statements contained in this Prospectus, in any Prospectus Supplement or in any document incorporated by reference herein or therein. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein or therein are expressly qualified in their entirety by this cautionary statement. Holders of the Securities should read this entire Prospectus, and each applicable Prospectus Supplement, and consult their own professional advisers to ascertain and assess the income tax and legal risks and other aspects associated with holding Securities.

ADDITIONAL INFORMATION

The Company will be filing with the SEC a registration statement on Form F-10 of which this Prospectus forms a part. This Prospectus does not contain all the information set out in the registration statement. For further information about the Company and the Securities, please refer to the registration statement, including the exhibits to the registration statement.

The Company is currently subject to the information requirements under Canadian securities laws and, upon the effectiveness of the registration statement, the Company will become subject to certain information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Consequently, HEXO files reports and other information with the securities regulatory authorities of the provinces and territories of Canada and will file reports and other information with the SEC. Under the MJDS, the Company may generally prepare these reports and other information in accordance with the disclosure requirements of Canada. These requirements are different from those of the United States. As a “foreign private issuer” (“FPI”) (as defined under United States securities laws), the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and officers, directors and principal shareholders of HEXO are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as United States companies.

The reports and other information to be filed by the Company with the SEC may be read and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the same documents can also be obtained from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800- SEC-0330 for further information on the public reference room. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that the Company files electronically with it, including the registration statement that HEXO has filed with respect hereto.

Copies of reports, statements and other information that the Company files with the applicable Canadian provincial and territorial securities regulatory authorities are available electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company exists under the laws of the Province of Ontario, Canada, and all of its executive offices, administrative activities and assets are located outside the United States. In addition, all of the directors and officers of the Company are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States.

As a result, investors who reside in the United States may have difficulty serving legal process in the United States upon the Company or its directors or officers, as applicable, or enforcing judgments obtained in United States courts against any of them or the assets of any of them located outside the United States, or enforcing against them in the appropriate Canadian court judgments obtained in United States courts, including, but not limited to, judgments predicated upon the civil liability provisions of the federal securities laws of the United States, or bringing an original action in the appropriate Canadian courts to enforce liabilities against the Company or any of its directors or officers, as applicable, based upon United States federal securities laws.

In the United States, the Company will be filing with the SEC, concurrently with HEXO’s registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under such Form F-X, the Company has appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against the Company in a U.S. court arising out of or related to or concerning the offering of the Securities under the registration statement.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada. The following documents, each of which has been filed with the securities regulatory authorities in each of the provinces and territories of Canada and is available on SEDAR at www.sedar.com, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual information form (the “AIF”) of the Company for the fiscal year ended July 31, 2018, dated October 25, 2018;

(b)	the Company’s audited consolidated financial statements for the years ended July 31, 2018 and 2017, together with the independent auditors’ reports thereon and the notes thereto, as amended;

(c)	the Company’s management’s discussion and analysis for the year ended July 31, 2018;

(d)	the Company’s unaudited condensed interim consolidated financial statements for the three month period ended October 31, 2018;

(e)	the Company’s management’s discussion and analysis for the three month period ended October 31, 2018;

(f)	the management information circular of the Company dated December 4, 2018 in connection with the annual meeting of shareholders of the Company to be held on January 16, 2019; and

(g)	the management information circular of the Company dated July 16, 2018 in connection with the special meeting of shareholders of the Company held on August 28, 2018.

Any documents of the type referred to in paragraphs (a)-(g) above or similar material and any documents required to be incorporated by reference herein pursuant to National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators, including any annual information form, all material change reports (excluding confidential reports, if any), all annual and interim financial statements and management’s discussion and analysis relating thereto, or information circular or amendments thereto, if filed by the Company with any securities commission or similar regulatory authority in Canada after the date of this Prospectus and before the expiry of this Prospectus, are deemed to be incorporated by reference in this Prospectus.

Upon a new annual information form and annual consolidated financial statements being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and in each case the accompanying management’s discussion and analysis, and material change reports, filed prior to the commencement of the financial year of the Company in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus for purpose of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to such new interim consolidated financial statements and management’s discussion and analysis shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

Any similar document filed by the Company with, or furnished by the Company to, the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act after the date of this Prospectus shall be deemed to be incorporated by reference in this Prospectus and filed as exhibits to the registration statement of which this Prospectus forms a part (in the case of any Report on Form 6-K, if and to the extent expressly provided in such report).

A Prospectus Supplement containing the specific terms of any offering of the Securities will be delivered to purchasers of the Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of the Securities to which that Prospectus Supplement pertains.

In addition, certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any “template version” of “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Company after the date of the Prospectus Supplement for the distribution and before termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any Prospectus Supplement hereto or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

The Company has not provided or otherwise authorized any other person to provide investors with information other than as contained or incorporated by reference in this Prospectus or any Prospectus Supplement. If an investor is provided with different or inconsistent information, such investor should not rely on it.

DESCRIPTION OF THE BUSINESS

The following is a summary of information about HEXO and does not contain all the information about HEXO that may be important to prospective investors. Prospective investors should read the more detailed information including, but not limited to, the AIF, financial statements and management’s discussion and analysis, that are incorporated by reference into and are considered to be a part of this Prospectus.

Corporate Structure

The Company was incorporated under the Business Corporations Act (Ontario) (the “OBCA”) on October 29, 2013 as BFK Capital Corp. (“BFK”). The Company completed an initial public offering as a Capital Pool Company under Policy 2.4 of the TSX Venture Exchange (the “TSX-V”) on November 12, 2014 and its Common Shares commenced trading on the TSX-V under the symbol “BFK.P” on November 17, 2014.

On March 15, 2017, pursuant to a Qualifying Transaction (the “Qualifying Transaction”) in accordance with Policy 2.4 of the TSX-V, BFK acquired all the issued and outstanding common shares of The Hydropothecary Corporation (“Hydropothecary”). In connection with the completion of the Qualifying Transaction, the Company filed articles of amendment under the OBCA on March 15, 2017 to consolidate, prior to the acquisition of the common shares of Hydropothecary, its Common Shares on a 1 post-consolidation share for every one-and-a-half (1.5) pre-consolidation shares basis (the “Consolidation”), and to change its name to “The Hydropothecary Corporation”. As a result of the Qualifying Transaction, the Company met the TSX-V listing requirements for a Tier 1 issuer and the Common Shares commenced trading on the TSX-V under the symbol “THCX” on March 21, 2017.

On June 21, 2018, the Company received approval from the TSX to graduate from the TSX-V and list the Common Shares on the TSX. The Common Shares commenced trading on the TSX under the symbol “HEXO” on June 22, 2018. Certain common share purchase warrants of the Company also commenced trading on the TSX under the symbol “HEXO.WT”.

On August 29, 2018, the Company filed articles of amendment under the OBCA to change its name to “HEXO Corp.”

The Company’s head office is located at 490 Boul. St-Joseph, Suite 204, Gatineau, Québec, J8Y 3Y7. The Company’s registered office is located at Suite 6000, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E2.

Inter-Corporate Relationships

HEXO has two wholly-owned subsidiaries, being HEXO Operations Inc. (“HEXO Operations” or “HOI”) and Coral Health Group Inc.

In addition to these subsidiaries, the Company, indirectly through HEXO Operations, owns all of the preferred shares of 8980268 Canada Inc. (“898 Canada”) and has an irrevocable right to acquire the one issued and outstanding common share of 898 Canada, which is jointly owned by Michael Munzar and Vincent Chiara, directors of the Company. See “Description of the Business—The Company’s Facilities” in the AIF for further details.

The following chart illustrates, as of the date hereof, the Company’s corporate structure including details of the jurisdiction of formation of each subsidiary.

On October 4, 2018, the Company finalized a joint venture with Molson Coors Canada. The joint venture has been established through a stand-alone entity named Truss Limited Partnership, in which HOI holds a 42.5% interest, and the remaining 57.5% interest is held by Molson Coors Canada. The joint venture company possesses a separate board of directors and management team from HEXO.

On October 30, 2018, HEXO acquired a 25% interest in Belleville Complex Inc., a joint venture with Olegna Holdings Inc., which owns a building in Belleville, Ontario. HEXO will initially lease 579,000 sq. ft. of the building for advanced processing and manufacturing space under a long-term lease. HEXO has a right to acquire an additional 10% interest in the company upon achieving certain milestones.

Business of the Company

The Company is in the business of producing, marketing and selling cannabis through its wholly-owned subsidiary, HEXO Operations, from its facilities in Gatineau, Québec. HEXO Operations is a licensed producer under the Cannabis Act. HEXO Operation’s license has a term ending on October 15, 2019, and the Company is not currently aware of any circumstances that would impede renewal.

Ultimately, the Company is a vertically integrated consumer packaged goods company in the medical and emerging legal adult-use cannabis market across Canada and internationally where regulations allow. Its primary business is to cultivate, process, package and distribute cannabis through its 143-acre facilities in Gatineau, Québec, in order to serve these markets. The Company serves the legalized Canadian adult-use market through its “HEXO” brand, while it serves the medical cannabis market through its “Hydropothecary” brand.

The Company’s current licensed facilities total approximately 310,000 sq. ft., including 292,000 sq. ft. of greenhouse space, and HEXO is in the process of expanding to add an additional 1,000,000 sq. ft. of greenhouse space, which is on track to be completed in December 2018. The Company’s current production capacity is capable of yielding 25,000 kg of quality dried cannabis and dried cannabis equivalent products and is expected to rise to 108,000 kg annually with the completion of its additional 1,000,000 sq. ft. of space expected in December 2018. The current annual production estimate of 25,000 kg and future annual production estimate of 108,000 kg are based upon the estimated square footage of cultivation space and the ratio of dried cannabis cultivated per plant, which is derived from the historical output of the existing facilities and estimates of future production capabilities. The Company has also recently expanded operations to include a corporate office location in Gatineau, Québec, additional advanced processing and manufacturing space in Belleville, Ontario, and a distribution centre located in Montreal, Québec.

HEXO was the first licensed producer in Québec and is the only publicly traded cannabis company headquartered in the province. In addition to supply contracts in certain other provinces of Canada, the Company has entered into a commercial agreement with the Société des alcools du Québéc to be the preferred supplier of cannabis products for the Québec market for the first five years post-legalization, with an option to extend the term for an additional year. Under the agreement, the Company will supply 20,000 kg of products in the first year of the agreement and is expected to supply 35,000 kg in the second year and 45,000 kg in the third. The volumes for the final two years of the agreement will be established at a later date based on the sales generated in the first three years. The supply arrangement covers the full range of the Company’s products and brands.

HEXO has entered into a joint venture with Molson Coors Canada, the Canadian business unit of Molson Coors Brewing Company (NYSE: TAP; TSX: TPX), to pursue opportunities to develop non-alcoholic, cannabis-infused beverages for the Canadian market. Under the joint venture, HEXO and Molson Coors Canada have formed a stand-alone entity named Truss Limited Partnership with its own board of directors and an independent management team led by former Molson Coors executive, Brett Vye, in the role of Chief Executive Officer. The Company holds a 42.5% interest in the entity, while Molson Coors Canada holds the remaining 57.5% interest. The five-member board of directors for the company is comprised of Frederic Landtmeters, President and CEO of Molson Coors Canada, Paul Holden, VP of Legal and Industry Affairs of Molson Coors Canada, Scott Cooper, VP, Global Innovation of Molson Coors (and Chairman of the Truss board), Sébastien St-Louis, Chief Executive Officer and co-founder of HEXO, and Ed Chaplin, Chief Financial Officer of HEXO.

As part of HEXO’s plans to enter into the European cannabis market, the Company is in the process of establishing a Eurozone processing, production and distribution centre in Greece through a partnership with Greek company Qannabos (“QNBS”), which the Company expects to catalyze a vertically integrated cannabis enterprise to capitalize on the current medical markets. The Company expects the move to provide it with a presence in Europe and position it to supply a full suite of brands in France, the United Kingdom, and other European markets if and when regulations permit. The agreement between HEXO and QNBS contemplates the development of a 350,000 sq. ft. licensed facility that will be used for manufacturing, processing and distribution of medical cannabis products, powered by HEXO, destined for the European market.

HEXO does not engage in any U.S. marijuana-related activities as defined in Canadian Securities Administrators Staff Notice 51-352 (Revised) dated February 8, 2018. To the extent that the Company pursues international expansion, it will only conduct business in jurisdictions outside of Canada where such operations are legally permissible in accordance with the laws of the jurisdiction and applicable Canadian regulatory and stock exchange obligations.

REGULATORY FRAMEWORK

The following summary addresses the primary Canadian federal and provincial laws and regulations associated with the production and distribution of legal cannabis and related products. It does not address the laws and regulations of any other jurisdiction. The Company believes that, as of the date of this Prospectus, it is in material compliance with all laws and regulations summarized below.

Background

On October 17, 2018, the Cannabis Act and the Cannabis Regulations came into force, legalizing the sale of cannabis for adult recreational use. Prior to the Cannabis Act and the Cannabis Regulations coming into force, only the sale of medical cannabis was legal and was regulated by the Access to Cannabis for Medical Purposes Regulations (Canada) (the “ACMPR”) made under the Controlled Drugs and Substances Act (Canada) (the “CDSA”), and the Cannabis Act and the Cannabis Regulations also replaced the CDSA and the ACMPR as the governing laws and regulations in respect of the production, sale and distribution of medical cannabis and related oil extract. Given that the Cannabis Act and the Cannabis Regulations are very new, the impact of such regulatory changes on the Company’s business is unknown. See “Risk Factors – Changes in Laws, Regulations and Guidelines”.

The Cannabis Act provides a licensing and permitting scheme for the production, importation, exportation, testing, packaging, labelling, sending, delivery, transportation, sale, possession and disposal of cannabis for non-medicinal (i.e., adult use) use, to be implemented by regulations made under the Cannabis Act. The Cannabis Act maintains separate access to cannabis for medical purposes, including providing that import and export licenses and permits will only be issued in respect of cannabis for medical or scientific purposes or in respect of industrial hemp.

The Cannabis Regulations, among other things, set out regulations relating to the following matters: (1) Licences, Permits and Authorizations; (2) Security Clearances; (3) Cannabis Tracking System; (4) Cannabis Products; (5) Packaging and Labelling; (6) Cannabis for Medical Purposes; and (7) Drugs Containing Cannabis.

Transitional provisions of the Cannabis Act provide that every license issued under Section 35 of the ACMPR that was in force immediately before the day on which the Cannabis Act came into force (being October 17, 2018) was deemed to be a licence issued under the Cannabis Act, and that such licence will continue in force until it is revoked or expires.

Licences, Permits and Authorizations

The Cannabis Regulations establish six classes of licenses under the Cannabis Act: cultivation licenses; processing licenses; analytical testing licenses; sales for medical purposes licenses; research licenses; and cannabis drug licenses. The Cannabis Regulations also create subclasses for cultivation licenses (standard cultivation, micro-cultivation and nursery) and processing licenses (standard processing and micro-processing). Different licenses and each subclass therein, carry differing rules and requirements that are intended to be proportional to the public health and safety risks posed by each license category and each subclass. The Cannabis Regulations provide that all licences issued under the Cannabis Act will be valid for a period of no more than five years.

The Cannabis Regulations permit cultivation license holders to conduct both outdoor and indoor cultivation of cannabis, however no licensed activities (except for destruction, antimicrobial treatment and distribution) can take place in a “dwelling-house”. The implications of the proposal to allow outdoor cultivation are not yet known, but such a development could be significant as it may reduce start-up capital required for new entrants in the cannabis industry. It may also ultimately lower prices as capital expenditure requirements related to growing outside are typically much lower than those associated with indoor growing.

Security Clearances

Certain people associated with cannabis licensees, including individuals occupying a “key position” such as directors, officers, large shareholders and individuals identified by the Minister of Health (the “Minister”), must hold a valid security clearance issued by the Minister. Under the Cannabis Regulations, the Minister may refuse to grant security clearances to individuals with associations to organized crime or with past convictions for, or an association with, drug trafficking, corruption or violent offences. This was largely the approach in place under the ACMPR and other related regulations governing the licensed production of cannabis for medical purposes. Individuals who have histories of non-violent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded from participating in the legal cannabis industry, and the grant of security clearance to such individuals is at the discretion of the Minister and such applications will be reviewed on a case-by-case basis.

Security clearances issued under the ACMPR are considered to be security clearances for the purposes of the Cannabis Act and Cannabis Regulations. In addition, the Cannabis Regulations provide a three-month grace period for current licence holders to identify those individuals that require security clearances and to apply for such security clearances (i.e., until January 17, 2019).

Cannabis Tracking System

Under the Cannabis Act, the Minister is authorized to establish and maintain a national cannabis tracking system. The purpose of this system will be to track cannabis throughout the supply chain to help prevent diversion of cannabis into, and out of, the legal market. The Cannabis Regulations provide the Minister with the authority to make a ministerial order that would require certain persons named in such order to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister. The Minister has introduced the Cannabis Tracking and Licensing System, and licence holders are required to use this system to submit monthly reports to the Minister, among other things.

Cannabis Products

The Cannabis Regulations set out the requirements for the sale of cannabis products at the retail level and permit the sale of dried cannabis, cannabis oil, fresh cannabis, cannabis plants, and cannabis seeds, including in such forms as “pre-rolled” and capsule products. The THC content and serving size of cannabis products is limited by the Cannabis Regulations. The sale of edible cannabis products and concentrates (such as hashish, wax and vaping products) are currently prohibited but expected to be permitted within one year following the Cannabis Act coming into force. The Cannabis Regulations acknowledge that a range of product forms should be enabled to help the legal industry displace the illegal market. Additional product forms that are mentioned under the Cannabis Regulations include vaporization cartridges manufactured with dried cannabis. Specific details related to these new products are to be set out in a subsequent regulatory proposal.

Packaging and Labelling

The Cannabis Regulations set out requirements pertaining to the packaging and labelling of cannabis products which are intended to promote informed consumer choice and allow for the safe handling and transportation of cannabis, while also reducing the appeal of cannabis to youth and promoting safe consumption. These requirements require plain packaging for cannabis products, including strict requirements for logos, colours and branding, as well as packaging that is tamper-proof and child-resistant. The Cannabis Regulations further require mandatory health warnings, standardized cannabis symbol and specific product information. Cannabis package labels must include specific information, such as: (i) product source information, including the class of cannabis and the name, phone number and email of the cultivator; (ii) a mandatory health warning, rotating between Heath Canada’s list of standard health warnings; (iii) the Health Canada standardized cannabis symbol; and (iv) information specifying THC and CBD content. The Cannabis Regulations provide a six-month transitional period to allow licensed holders to sell cannabis products labelled in accordance with the ACMPR.

Advertising

The Cannabis Act introduces restrictions regarding the promotion of cannabis products. Subject to a few exceptions, all promotions of cannabis products are prohibited unless authorized by the Cannabis Act.

Health Products and Cosmetics Containing Cannabis

Health Canada has taken a scientific, evidenced-based approach for the oversight of health products with cannabis that are approved with health claims, including prescription and non-prescription drugs, natural health products, veterinary drugs and veterinary health products, and medical devices. Under the Cannabis Regulations, the use of cannabis-derived ingredients (other than certain hemp seed derivatives containing no more than 10 parts per million THC) in cosmetics is permitted and will be subject to provisions of the Cannabis Act.

Cannabis for Medical Purposes

With the Cannabis Act and the Cannabis Regulations coming into force on October 17, 2018, the medical cannabis regime migrated from the CDSA and the ACMPR to the Cannabis Act and the Cannabis Regulations. The medical cannabis regulatory framework under the Cannabis Act and the Cannabis Regulations remains substantively the same as existed under the CDSA and the ACMPR, with adjustments to create consistency with rules for non-medical use, improve patient access, and reduce the risk of abuse within the medical access system.

Under Part 14 of the Cannabis Regulations, patients have three options for obtaining cannabis for medical purposes: (i) they can continue to access cannabis by registering with licensed producers; (ii) they can register with Health Canada to produce a limited amount of cannabis for their own medical purposes; or (iii) they can designate someone else to produce cannabis for them. With respect to (ii) and (iii), starting materials, such as marijuana plants or seeds, must be obtained from licensed producers. It is possible that (ii) and (iii) could significantly reduce the addressable market for the Company’s products and could materially and adversely affect the business, financial condition and results of operations of the Company. However, management of the Company believes that many patients may be deterred from opting to proceed with options (ii) or (iii) since such steps require applying for and obtaining registration from Health Canada to grow cannabis, as well as the up-front costs of obtaining equipment and materials to produce such cannabis.

Provincial Regulatory Framework

While the Cannabis Act provides for the regulation of the commercial production of cannabis for recreational purposes and related matters by the federal government, the Cannabis Act provides that the provinces and territories of Canada have authority to regulate other aspects of recreational cannabis (similar to what is currently the case for liquor and tobacco products), such as sale and distribution, minimum age requirements, places where cannabis can be consumed, and a range of other matters.

At present, the Company has entered into supply agreements with distributors in the provinces of Québec, Ontario, Alberta and British Columbia.

All Canadian provinces and territories have announced proposed regulatory regimes for the distribution and sale of cannabis for recreational purposes within those jurisdictions. There are essentially three general frameworks that the provinces and territories have proposed: (i) private cannabis retailers licensed by the province; (ii) government run retail stores; or (iii) a combination of both frameworks (e.g., privately licensed bricks and mortar retail stores, while online retail stores are operated by the applicable provincial government). Regardless of the framework, the recreational cannabis market is ultimately supplied by federally licensed cultivators and processors. In many cases, the provinces that have or propose to have privately licensed retailers will have a government run wholesaler. Such privately licensed retail stores are or will be required to obtain their cannabis products from the wholesalers, while the wholesalers, in turn, acquire the cannabis products from the federally licensed cultivators and processors. In addition, each of these Canadian jurisdictions has established a minimum age of 19 years old, except for Québec and Alberta, where the minimum age is 18.

Québec: In Québec, all recreational marijuana must be managed and sold through outlets of the Société québécoise du cannabis, a subsidiary of the Société des alcools du Québec, and its online site.

Ontario: In Ontario, the distribution and retail sale of recreational cannabis is to be conducted through the Ontario Cannabis Retail Corporation (“OCRS”), a subsidiary of the Liquor Control Board of Ontario, while recreational cannabis is sold online through the Ontario Cannabis Store platform. Ontario will allow the sale of recreational cannabis by private retailers with a target date of April 1, 2019. In addition, the regulatory regime in Ontario:

•

requires private retailers to obtain both a retail operator license and a retail store authorization. Retail store authorizations are only to be issued to persons holding a retail operator license. Separate retail store authorizations are to be required for each cannabis retail store, but a licensed retail operator may hold more than one retail store authorization and operate multiple stores. Private retailers are not permitted to sell cannabis on-line, but may only sell cannabis in person at an authorized retail store;

•

requires anyone who supervises employees, oversees cannabis sales, manages compliance or has signing authority to purchase cannabis, enters into contracts or hires employees to have a cannabis retail manager license;

•

limits federally licensed producers (and their affiliates) to operating one retail cannabis store, which must be located at the site listed on such producer’s federal license. The term “affiliate” is not currently defined, although it may be in future regulations. The definition of affiliate may have the effect of limiting the ability of federally licensed producers from entering into the consumer retail market in Ontario;

•	prohibits federally licensed producers from promoting their products by way of providing any material inducement to cannabis retailers;

•

permits municipalities and reserve band councils to opt out of the retail cannabis market by resolution. Municipalities have until January 22, 2019 to pass such by-laws. Municipalities that opt out may later lift the prohibition on retail cannabis stores by subsequent resolution. Municipalities may not pass a bylaw providing for a further system of licensing over the retail sale of cannabis; and

•

imposes further restrictions through future regulation. Cannabis retail store operators are only permitted to purchase cannabis from the OCRS, which may set a minimum price for cannabis or classes of cannabis.

British Columbia: In British Columbia, recreational cannabis is to be sold through both public and privately operated stores, with the provincial Liquor Distribution Branch handling wholesale distribution.

Alberta: In Alberta, cannabis products are sold by private retailers that receive their products from a government-regulated distributor, similar to the distribution system currently in place for alcohol in the province. Only licensed retail outlets are to be permitted to sell cannabis with online sales run by the Alberta Gaming and Liquor Commission.

Saskatchewan: In Saskatchewan, recreational cannabis is sold by private retailers. The Saskatchewan Liquor and Gaming Authority is to issue approximately 60 retail permits to private stores located in roughly 40 municipalities and First Nation communities across the province, with municipalities having the option of opting out of having a cannabis store if they choose.

Manitoba: In Manitoba, a “hybrid model” for cannabis distribution applies where the supply of cannabis is secured and tracked by the Manitoba Liquor and Lotteries Corp.; however, licensed private retail stores will be permitted to sell recreational cannabis.

New Brunswick: In New Brunswick, recreational cannabis is sold through a network of tightly-controlled, stand-alone stores through the New Brunswick Liquor Corporation.

Nova Scotia: In Nova Scotia, the Nova Scotia Liquor Corporation is responsible for the regulation of cannabis in the province, and recreational cannabis is only to be sold publicly through government-operated storefronts and online sales.

Prince Edward Island: In Prince Edward Island, similar to Nova Scotia, cannabis must be sold publicly, through government stores and online.

Newfoundland and Labrador: In Newfoundland and Labrador, recreational cannabis must be sold through licensed private stores, with its crown-owned liquor corporation, the Newfoundland and Labrador Liquor Corp. (the “NLC”), overseeing the distribution to private sellers who may sell to consumers. The NLC controls the possession, sale and delivery of cannabis, and sets prices. It is also the initial online retailer, although licenses may later be issued to private interests. The Government of Newfoundland and Labrador has issued a request for proposals for private retailers.

Yukon: The Yukon limits the initial distribution and sale of recreational cannabis to government outlets and government-run online stores, and allows for the later licensing of private retailers.

Northwest Territories: The Northwest Territories relies on the N.W.T. Liquor Commission to control the importation and distribution of cannabis, whether through retail outlets or by mail order service run by the liquor commission. Communities in the Northwest Territories will be able to hold a plebiscite to prohibit cannabis, similar to options currently available to restrict alcohol in the Northwest Territories.

SHARE STRUCTURE

The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of special shares issuable in series. As of the date of this Prospectus, there are 198,172,020 Common Shares issued and outstanding.

The holders of the Common Shares are entitled to one vote per share at all meetings of the shareholders of the Company either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Company and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company. The Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other disposition of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The Common Shares are not subject to call or assessment rights or any pre-emptive or conversion rights. There are no provisions for redemption, purchase for cancellation, surrender or purchase of funds.

CONSOLIDATED CAPITALIZATION

There have been no material changes to the Company’s share and loan capitalization on a consolidated basis since October 31, 2018, the date of the Company’s most recent financial statements, except the following:

(a)	Subsequent to October 31, 2018, a total of 668,617 Common Shares were issued pursuant to the exercise of stock options for gross proceeds of $440,253;

(b)	Subsequent to October 31, 2018, a total of 136,812 Common Shares were issued pursuant to the exercise of warrants for gross proceeds of $123,844; and

(c)	Subsequent to October 31, 2018, a total of 440,000 stock options were granted on November 22, 2018 having an exercise price of $5.92 per share and expiring on November 22, 2028.

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS

The use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement relating to a specific offering and sale of Securities. Among other potential uses, the Company may use the net proceeds from the sale of Securities for general corporate purposes, including funding ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time, capital projects and potential future acquisitions, including in relation to international expansion.

Management of the Company will retain broad discretion in allocating the net proceeds of any offering of Securities under this Prospectus and the Company’s actual use of the net proceeds will vary depending on the availability and suitability of investment opportunities and its operating and capital needs from time to time. All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents as the case may be, will be paid out of the proceeds from the sale of such Securities, unless otherwise stated in the applicable Prospectus Supplement. See “Risk Factors—Discretion in the Use of Proceeds”.

The Company may, from time to time, issue securities (including Securities) other than pursuant to this Prospectus.

PLAN OF DISTRIBUTION

The Company may from time to time during the 25-month period that this Prospectus, including any amendments hereto, remains valid, offer for sale and issue up to an aggregate of $800,000,000 in Securities hereunder.

The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price, the proceeds that the Company will receive and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to dealers may be changed from time to time.

In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102—Shelf Distributions of the Canadian Securities Administrators, including sales made directly on the TSX or other existing trading markets for the Common Shares. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Company or from other parties, including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation received by them from the Company and any profit on the resale of the Securities by them may be deemed to be underwriting commissions. In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities and other than in relation to an “at-the-market” distribution, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix, stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under Canadian securities legislation and the United States Securities Act of 1933, as amended, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

DESCRIPTION OF SECURITIES

The following is a brief summary of certain general terms and provisions of the Securities as at the date of this Prospectus. The summary does not purport to be complete and is indicative only. The specific terms of any Securities to be offered under this Prospectus, and the extent to which the general terms described in this Prospectus apply to such Securities, will be set forth in the applicable Prospectus Supplement. Moreover, a Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus.

Common Shares

The following is a brief summary of the material attributes of the Common Shares. This summary does not purport to be complete. Common Shares may be sold separately or together with other Securities, as the case may be.

The holders of the Common Shares are entitled to one vote per share at all meetings of the shareholders of the Company either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Company and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company. The Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other disposition of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The Common Shares are not subject to call or assessment rights or any pre-emptive or conversion or exchange rights. There are no provisions for redemption, retraction, purchase for cancellation or surrender, and there are no sinking or purchase fund provisions.

Warrants

The following is a brief summary of certain general terms and provisions of the Warrants that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Warrants as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Warrants, and the extent to which the general terms and provisions described below may apply to such Warrants will be described in the applicable Prospectus Supplement.

Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between the Company and one or more banks or trust companies acting as Warrant agent or may be issued as stand-alone contracts. The applicable Prospectus Supplement will include details of the Warrant agreements, if any, governing the Warrants being offered. The Warrant agent, if any, will be expected to act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed by the Company with the relevant securities regulatory authorities in Canada after it has been entered into by the Company.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Warrants being offered thereby, which may include, without limitation, the following (where applicable):

•	the designation of the Warrants;

•	the aggregate number of Warrants offered and the offering price;

•	the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

•	the exercise price of the Warrants;

•	the dates or periods during which the Warrants are exercisable including any “early termination” provisions;

•	the designation, number and terms of any Securities with which the Warrants are issued;

•	if the Warrants are issued as a unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

•

whether such Warrants are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any minimum or maximum amount of Warrants that may be exercised at any one time;

•	whether such Warrants will be listed on any securities exchange;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

•	certain material Canadian and United States tax consequences of owning the Warrants; and

•	any other material terms and conditions of the Warrants.

Subscription Receipts

The following is a brief summary of certain general terms and provisions of the Subscription Receipts that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Subscription Receipts as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Subscription Receipts, and the extent to which the general terms and provisions described below may apply to such Subscription Receipts will be described in the applicable Prospectus

Supplement. Subscription Receipts may be offered separately or together with other Securities, as the case may be.

The Subscription Receipts may be issued under a subscription receipt agreement. The applicable Prospectus Supplement will include details of the subscription receipt agreement, if any, governing the Subscription Receipts being offered. The Company will file a copy of any subscription receipt agreement, if any, relating to an offering of Subscription Receipts with the relevant securities regulatory authorities in Canada after it has been entered into by the Company.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Subscription Receipts being offered thereby, which may include, without limitation, the following (where applicable):

•	the aggregate number of Subscription Receipts offered;

•	the price at which the Subscription Receipts will be offered;

•	the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities;

•	the dates or periods during which the Subscription Receipts are convertible into other Securities;

•	the designation, number and terms of the other Securities that may be exchanged upon conversion of each Subscription Receipt;

•	the designation, number and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•

whether such Subscription Receipts are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	certain material Canadian and United States tax consequences of owning the Subscription Receipts; and

•	any other material terms and conditions of the Subscription Receipts.

Units

The following is a brief summary of certain general terms and provisions of the Units that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Units as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Units, and the extent to which the general terms and provisions described below may apply to such Units will be described in the applicable Prospectus Supplement. Units may be offered separately or together with other Securities, as the case may be.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Units being offered thereby, which may include, without limitation, the following (where applicable):

•	the aggregate number of Units offered;

•	the price at which the Units will be offered;

•	the designation, number and terms of the Securities comprising the Units;

•	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	terms applicable to the gross or net proceeds from the sale of the Units plus any interest earned thereon;

•	the date on and after which the Securities comprising the Units will be separately transferable;

•	whether the Securities comprising the Units will be listed on any securities exchange;

•

whether such Units or the Securities comprising the Units are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Units;

•	certain material Canadian and United States tax consequences of owning the Units; and

•	any other material terms and conditions of the Units.

PRIOR SALES

Information in respect of prior sales of the Common Shares or other Securities distributed under this Prospectus and for securities that are convertible or exchangeable into the Common Shares or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of the Common Shares or other Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

The Common Shares are currently listed on the TSX under the trading symbol “HEXO”. Trading price and volume of the Common Shares will be provided, as required, in each Prospectus Supplement. HEXO has applied to list the Common Shares on the NYSE American under the symbol “HEXO”. Listing will be subject to HEXO fulfilling all the listing requirements of the NYSE American, and there can be no assurance that the Common Shares will be accepted for listing on the NYSE American.

In addition to the Common Shares, the common share purchase warrants of the Company expiring on January 30, 2020 are currently listed on the TSX under the trading symbol “HEXO.WT”. Trading price and volume of these warrants will be provided, as required, in each Prospectus Supplement.

DIVIDENDS

HEXO has never paid any dividends on its Common Shares. While HEXO is not restricted from paying dividends other than pursuant to certain solvency tests prescribed under the OBCA, HEXO does not intend to pay dividends on any of its Common Shares in the foreseeable future.

CERTAIN CANADIAN AND UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Owning any of the Securities may subject holders to tax consequences. The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an initial investor who is a resident of Canada or a non-resident of Canada of acquiring, owning and disposing of any of the Securities offered thereunder. The applicable Prospectus Supplement may also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is a U.S. Person (within the meaning of the U.S. Internal Revenue Code of 1986, as amended). Prospective investors should consult their own tax advisers prior to deciding to purchase any of the Securities.

RISK FACTORS

Before deciding to invest in any Securities, prospective investors of the Securities should consider carefully the risk factors and the other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement relating to a specific offering of Securities before purchasing the Securities, including those risks identified and discussed under the heading “Risk Factors” in the AIF, which is incorporated by reference herein. See “Documents Incorporated by Reference”.

An investment in the Securities offered hereunder is speculative and involves a high degree of risk. The risks and uncertainties described or incorporated by reference herein are not the only ones the Company may face. Additional risks and uncertainties, including those that the Company is unaware of or that are currently deemed immaterial, may also become important factors that affect the Company and its business. If any such risks actually occur, the Company’s business, financial condition and results of operations could be materially adversely affected.

Prospective investors should carefully consider the risks below and in the AIF and the other information elsewhere in this Prospectus and the applicable Prospectus Supplement and consult with their professional advisers to assess any investment in the Company.

Return on Securities is not Guaranteed

There is no guarantee that the Securities will earn any positive return in the short term or long term. A holding of Securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Discretion in the Use of Proceeds

Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company from the sale of Securities under this Prospectus or a future Prospectus Supplement and may spend such proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the securities of the Company issued and outstanding from time to time to decline.

Dilution

The Company may sell additional Common Shares or other Securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other Securities to finance future acquisitions. The Company cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other Securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other Securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent holders of the Company’s stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares may decrease due to the additional amount of Common Shares available in the market.

Volatile Market Price of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares.

Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

Trading Markets and Liquidity

There is currently no market through which the Securities, other than the Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, none of the Warrants, Subscription Receipts or Units will be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell Warrants, Subscription Receipts or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for the Securities, other than the Common Shares, will develop or, if developed, that any such market, including for the Common Shares, will be sustained.

The Common Shares are currently listed in Canada on the TSX, but are not currently listed on any United States securities exchange, so there has been a limited public market in the United States for the Common Shares. While HEXO has applied to list the Common Shares on the NYSE American, listing will be subject to HEXO fulfilling all the listing requirements of the NYSE American. Moreover, as liquidity and trading patterns of securities listed on the TSX may be substantially different from those of securities listed on a securities exchange in the United States, historical trading prices may not be indicative of the prices at which the Common Shares may trade in the future if and when they are listed on a securities exchange in the United States. There is no assurance that the Common Shares will be listed on the NYSE American or any other securities exchange in the United States or, if such a listing is obtained, that an active trading market for the Common Shares will develop or be sustained in the United States following the listing. If an active market for the Common Shares does not develop, it may be difficult for United States shareholders to sell their Common Shares without depressing the market price for such shares, or at all.

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, or that the Company will continue to meet the listing requirements of the TSX or achieve or maintain listing on the NYSE American or any other public listing exchange.

Regulatory Risks

Achievement of the Company’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. The Company cannot predict the impact of the compliance regime Health Canada is implementing for the Canadian adult-use and medical cannabis industries under the Cannabis Regulations. Similarly, the Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. The impact of Health Canada’s compliance regime, any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on the business, results of operations and financial condition of the Company.

The Company will incur ongoing costs and obligations related to regulatory compliance, including regulations relating to continuous disclosure and other applicable securities laws. Failure to comply with regulations may result in additional costs for corrective measures, penalties or restrictions on the Company’s operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Changes in Laws, Regulations and Guidelines

The Company’s operations are subject to various laws, regulations and guidelines relating to the manufacture, management, packaging/labelling, advertising, sale, transportation, storage and disposal of medical cannabis but also including laws and regulations relating to drugs, controlled substances, health and safety, the conduct of operations and the protection of the environment. Changes to such laws, regulations and guidelines due to matters beyond the control of the Company may cause adverse effects business, financial condition and results of operations of the Company. The Company endeavours to comply with all relevant laws, regulations and guidelines. To the best of the Company’s knowledge, the Company is in compliance or in the process of being assessed for compliance with all such laws, regulations and guidelines.

The Cannabis Act and Cannabis Regulations came into force on October 17, 2018. The Cannabis Act and Cannabis Regulations prohibit testimonials, lifestyle branding and packaging that is appealing to youth. The restrictions on advertising, marketing and the use of logos and brand names could have a material adverse impact on the Company’s business, financial condition and results of operation. The legislative framework pertaining to the Canadian adult-use cannabis market is uncertain. In addition, the governments of every Canadian province and territory have, to varying degrees, announced regulatory regimes for the distribution and sale of cannabis for adult-use purposes within those jurisdictions. There is no guarantee that provincial legislation regulating the distribution and sale of cannabis for adult-use purposes will be enacted according to all the terms announced by such provinces and territories, or at all, or that any such legislation, if enacted, will create the growth opportunities that the Company currently anticipates. While the impact of any new legislative framework for the regulation of the Canadian adult-use cannabis market is uncertain, any of the foregoing could result in a material adverse effect of the Company’s business, financial condition and results of operation.

As an FPI, HEXO is Subject to Different United States Securities Laws and Rules Than a Domestic United States Issuer. HEXO is also an emerging growth company and may take advantage of certain exemptions available to emerging growth companies.

The Company is an FPI. As a result, although upon effectiveness of the registration statement, HEXO will become subject to the informational requirements of the U.S. Exchange Act, as an FPI, HEXO will be exempt from certain informational requirements of the U.S. Exchange Act to which domestic issuers in the United States are subject, including the proxy rules under the U.S. Exchange Act. The Company will also not be required to file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. Furthermore, the insider reporting and short-profit provisions under Section 16 of the U.S. Exchange Act will not be applicable to HEXO; therefore, its shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

The Company also qualifies as an “emerging growth company” as defined in the United States Jumpstart Our Business Startups Act of 2012. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise generally applicable to public companies that are not emerging growth companies. These reduced reporting requirements include an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting. HEXO may take advantage of some of these exemptions until it is no longer an emerging growth company. HEXO could remain an emerging growth company for up to five years, although circumstances could cause the Company to lose that status earlier, including if the market value of the Common Shares held by non-affiliates exceeds $700.0 million as of the end of our most recently completed second fiscal quarter, if we have total annual gross revenue of $1.07 billion or more during any fiscal year, or if we issue more than $1.0 billion in non-convertible debt during any three-year period.

If HEXO chooses to take advantage of the exemptions available to emerging growth companies, information we provide to you may be different than you might get from other public companies in which you hold securities. Further, investors could find the Common Shares less attractive if we choose to rely on these exemptions. If some investors find the Common Shares less attractive as a result of any choices to reduce future disclosure, the trading market and price of the Common Shares may be adversely affected.

PFIC Status

Based upon the nature of the Company’s current business activities, the Company does not believe it was a “passive foreign investment company” (“PFIC”) for U.S. income tax purposes for its 2018 fiscal year, and does not expect to be a PFIC in its current taxation year. However, the tests for determining PFIC status are based upon the composition of the income and assets of the Company and its subsidiaries and affiliates from time to time, and it is difficult to make accurate predictions of future income and assets. Accordingly, there can be no assurance that the Company will not become a PFIC in the future. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either: (i) at least 75% of its gross income is passive income; or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income (which generally includes cash). If the Company were to be treated as a PFIC for any taxation year, such characterization could result in adverse U.S. income tax consequences to certain investors in the Company in the United States.

INTERESTS OF EXPERTS

The following persons or companies are named as having prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated herein by reference, and whose profession or business gives authority to the report, valuation, statement or opinion made by the expert.

The Company’s audited consolidated financial statements for the years ended July 31, 2018 and 2017 have been audited by MNP LLP, Chartered Professional Accountants, as set forth in their report, which report expresses an unqualified opinion on such financial statements. The audited consolidated financial statements have been incorporated by reference into this Prospectus in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. MNP LLP is independent of HEXO within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

LEGAL MATTERS

Unless otherwise specified in a Prospectus Supplement relating to any Securities offered, certain legal matters in connection with the offering of Securities may be passed upon on behalf of HEXO by DLA Piper (Canada) LLP as to legal matters relating to Canadian law and, if governed by United States law, by DLA Piper (US) LLP as to matters relating to United States law. In addition, certain legal matters in connection with any offering of Securities may be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents, as the case may be.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Common Shares is TSX Trust Company at its office in Toronto, Ontario.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents will be filed with the SEC as part of the registration statement to which this Prospectus forms a part: (i) the documents listed under “Documents Incorporated by Reference”; (ii) the consent of the Company’s auditors, MNP LLP; and (iii) powers of attorney from the Company’s directors and officers included on the signature pages of the registration statement.

US$20,000,000

11,976,048 COMMON SHARES

5,988,024 COMMON SHARE PURCHASE WARRANTS

PROSPECTUS SUPPLEMENT

Placement Agent

A.G.P.

January 21, 2020